

03055789

As the Baby Boom Generation Ages, the Number of People Over 65 Is Expected to Double to 70 Million, or 20% of the American Population, Within the Next 30 Years.



Believe it

Omnicare, Inc.
2002 Annual Report

Today, nearly 6,000 Americans turn 65 every day. In just 10 years, that number will grow to nearly 10,000 a day. *Believe it*

Unbelievable, but true. Once the symbols of American youth, the Baby Boom generation soon will be part of the largest senior generation in history. The projected senior boom will strain America's healthcare resources – capacity in the nation's long-term care facilities, the number of trained geriatric healthcare professionals, as well as public and private funding. There is a meaningful solution to the challenges ahead, however, and that solution is appropriate geriatric pharmaceutical care. At the forefront of geriatric pharmaceutical care, Omnicare is well-positioned to meet the demands of a growing senior population to live longer, healthier lives while containing costs – both now and in the future.

Omnicare is a leading provider of pharmaceutical care for seniors. Each and every day, Omnicare's experienced staff of pharmacists serve residents in skilled nursing, assisted living and other healthcare facilities, comprising more than 950,000 beds in 47 states, with one goal in mind: to help ensure the health of the senior population in a cost-effective manner.

Beyond merely filling prescriptions, *Omnicare Senior Pharmacy Services*, the nation's largest institutional pharmacy services provider, is distinguished by its advanced clinical programs and comprehensive pharmaceutical care. The Omnicare *Geriatric Pharmaceutical Care Guidelines®*, a unique, clinically based drug formulary, is considered the "gold standard" in determining the most appropriate drug therapy for the elderly, while Omnicare health management programs aid in early detection of illness and treatment among seniors. Today, Omnicare is also the largest provider of clinical and financial software to skilled nursing and assisted living facilities, serving more than 5,000 such facilities.

Through its daily activities, Omnicare accumulates a tremendous amount of data. Omnicare combines this data with its proprietary outcomes algorithm technology, based on medical best practice in geriatric pharmacotherapy, to identify and help treat diagnosed or even undiagnosed disease states in the elderly.

Leveraging its core clinical resources and information database, Omnicare's reach now extends beyond the institutional healthcare setting. Through *Omnicare Senior Health Outcomes,*℠ Omnicare manages pharmaceutical care on behalf of major corporations for more than 600,000 retirees, employees and dependents who live independently.

Omnicare Clinical Research, a leading contract research organization with operations in 29 countries, partners with drug manufacturers to help develop new drugs that safely and affordably enhance the quality of life.

Omnicare's commitment to optimizing drug therapy for the senior population to achieve the best health outcomes in both care and cost sets it apart in the industry. Its strategy of leveraging its core pharmaceutical distribution business through the expansion of clinical and information services sets the foundation for a secure financial position and the long-term growth of Omnicare. By providing the highest-quality care for the elderly, Omnicare is creating long-term value for its shareholders.

Safe Harbor Statement

Except for historical information, statements in this report that are forward-looking involve risks and uncertainties. Investors are cautioned that such statements are only predictions and that actual events or results may differ materially. Please see Management's Discussion and Analysis, page 53, for factors that could cause results to differ materially from those discussed.

Financial Highlights

(In thousands, except per share data)	For the years ended December 31, 2002	2001	2000
Total net sales	$2,632,754	$2,183,036	$1,987,839
Operating income (earnings before interest and income taxes, EBIT)[a]	$ 256,586	$ 173,494	$ 130,687
Special items[b]	23,195	23,161	27,199
Goodwill amortization[a]	—	33,199	32,670
Adjusted EBIT[a][b]	$ 279,781	$ 229,854	$ 190,556
Net income[a]	$ 125,906	$ 74,271	$ 48,817
Special items, net of taxes[b]	14,381	14,361	17,135
Goodwill amortization, net of taxes[a]	—	20,583	20,582
Adjusted net income[a][b]	$ 140,287	$ 109,215	$ 86,534
Earnings per share (EPS):			
Basic EPS[a]	$ 1.34	$ 0.80	$ 0.53
Special items, net of taxes[b]	0.15	0.15	0.19
Goodwill amortization, net of taxes[a]	—	0.22	0.22
Adjusted basic EPS[a][b]	$ 1.49	$ 1.17	$ 0.94
Diluted EPS[a]	$ 1.33	$ 0.79	$ 0.53
Special items, net of taxes[b]	0.15	0.15	0.19
Goodwill amortization, net of taxes[a]	—	0.22	0.22
Adjusted diluted EPS[a][b]	$ 1.48	$ 1.16	$ 0.94
Earnings before interest, income taxes, depreciation and amortization (EBITDA):[c]			
EBIT[a]	$ 256,586	$ 173,494	$ 130,687
Depreciation and amortization[a]	45,263	74,070	73,973
EBITDA[a][c]	301,849	247,564	204,660
Special items[b]	23,195	23,161	27,199
Adjusted EBITDA[a][b][c]	$ 325,044	$ 270,725	$ 231,859
Net cash flows from operating activities	$ 159,109	$ 153,087	$ 132,701
Advance purchases of pharmaceuticals (pre-buys)[d]	52,291	29,958	—
Adjusted net cash flows from operating activities	$ 211,400	$ 183,045	$ 132,701

The Financial Highlights information above should be read in conjunction with the Notes to Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations.

(a) In accordance with the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", Omnicare, Inc. (Omnicare) discontinued amortization of goodwill as of January 1, 2002. Accordingly, no goodwill amortization was recorded during the year ended December 31, 2002. Goodwill amortization is included in the years ended December 31, 2001 and 2000, and totaled $33,199 ($20,583 aftertax, or $0.22 per diluted share) and $32,670 ($20,582 aftertax, or $0.22 per diluted share), respectively.

(b) Special items include restructuring and other related charges, and other expense items, which management believes are either infrequent occurrences or otherwise not related to the ongoing operations of Omnicare. See Notes 13 and 14 of the Notes to Consolidated Financial Statements for information concerning these special items.

(c) EBITDA represents earnings before interest, income taxes, depreciation and amortization. Omnicare believes that certain investors find EBITDA to be a useful tool for measuring a company's ability to service its debt; however, EBITDA does not represent net cash flows from operating activities, as defined by U.S. Generally Accepted Accounting Principles, and should not be considered as a substitute for net income as an indicator of Omnicare's operating performance or operating cash flows as a measure of liquidity. Omnicare's calculation of EBITDA may differ from the calculation of EBITDA by others. See Five-Year Summary of Selected Financial Data for a reconciliation of EBITDA to net cash flows from operating activities.

(d) Represents fourth quarter pre-buys for the noted year, primarily comprised of the purchasing of pharmaceuticals in advance of price increases.


TOTAL
NET SALES
($ millions)
3,000
2,500
2,000
1,500
1,000
500
0
98 99 00 01 02


ADJUSTED
EBITDA(a)
($ millions)
350
300
250
200
150
100
50
0
98 99 00 01 02
(a) excluding special items


ADJUSTED
NET INCOME(a)
($ millions)
150
120
90
60
30
0
98 99 00 01 02
(a) excluding special items


ADJUSTED
DILUTED EPS(a)
($)
1.50
1.20
0.90
0.60
0.30
0.00
98 99 00 01 02
(a) excluding special items


ADJUSTED NET
CASH FLOWS FROM
OPERATING ACTIVITIES(b)
($ millions)
250
200
150
100
50
0
98 99 00 01 02
(b) excluding fourth quarter pre-buys

Corporate Highlights

Strong Financial Performance

Omnicare achieved record sales, earnings and cash flow in 2002. Adjusted net income, excluding the impact of accounting changes, restructuring charges and special items, increased 28% to $140.3 million in 2002 and, on an adjusted diluted per share basis, reached $1.48, up 28%. This was achieved on a solid 21% increase in net sales to $2.6 billion for the year. Net cash flows from operating activities, excluding advance purchases of pharmaceuticals in the fourth quarter, also reached an all-time record high of $211.4 million.

Acquisition of NCS HealthCare, Inc.

In mid-January 2003, Omnicare successfully completed the acquisition of NCS HealthCare (NCS). NCS was the fourth largest institutional pharmacy provider in the United States and marks the largest acquisition Omnicare has made to date. It significantly expands Omnicare's presence in the long-term care pharmacy market, increasing the number of beds served to more than 950,000 and annualized revenues to approximately $3.3 billion. Given the anticipated realization of economies of scale and cost synergies from the acquisition, it is expected to be accretive to Omnicare's diluted per share earnings in 2003 and beyond.


NCS HealthCare, Inc

Successful Completion of Phase II Productivity and Consolidation Initiative

In 2002, Omnicare successfully completed Phase II of its productivity and consolidation initiative. Much smaller in scope than Phase I, completed in 2000, the Phase II initiative further reduced fixed costs and enhanced productivity, resulting in a more efficient operating infrastructure. The combination of both the Phase I and Phase II productivity and consolidation initiatives produced a more streamlined and globalized organization and created annual savings of approximately $63 million pretax.

Omnicare Clinical Research Forms Strategic Alliance with Loudon Far East B.V.

Omnicare Clinical Research entered into a strategic alliance with Loudon Far East (LFE) with operations in Shanghai, China. LFE extends *Omnicare Clinical Research's* current service offerings to 29 countries, expanding its geographic reach in the Asia/Pacific region to provide clients with access to large patient populations to accelerate the drug development process. LFE further strengthens *Omnicare Clinical Research's* global presence, which now includes all major geographic regions of the world.


Loudon
Far East

Tenth Edition of the Omnicare Guidelines® Published

Omnicare published the tenth edition of its proprietary clinically based formulary, the Omnicare *Geriatric Pharmaceutical Care Guidelines®*. Tailored solely to seniors, the formulary contains more than 1,000 drug reviews and more than 200 rankings of therapeutic classes most relevant to the diseases of aging. Drugs are categorized on their clinical effectiveness in improving patient outcomes while lowering costs. All clinical recommendations were once again made by the University of the Sciences in Philadelphia exclusively for Omnicare. The *Omnicare Guidelines®* has also been evaluated and endorsed by the American Geriatrics Society.


GERIATRIC PHARMACEUTICAL CARE GUIDELINES®
2003 EDITION

Eli Lilly and Co. Presents Omnicare Clinical Research with a Global Supplier Award

Omnicare Clinical Research received a 2002 Global Supplier Award from Eli Lilly and Co. One of just 18 suppliers chosen from a field of 6,000 worldwide, Omnicare's clinical research business was recognized as outstanding for working closely with program and product teams to ensure timely results. The award is presented annually to key suppliers who contribute to Lilly's success.



Successful Integration of American Pharmaceutical Services, Inc.

In January of 2002, Omnicare acquired American Pharmaceutical Services (APS). By year-end, Omnicare successfully completed the integration of APS, reaping the synergies expected. Moreover, Omnicare's strong cash flow allowed it to pay for the entire APS acquisition in less than one year.


American Pharmaceutical Services, Inc.
An **Omnicare** Company

To Our Fellow Shareholders

Believe It.

The year 2002 was outstanding. Your company achieved record sales, earnings and cash flow, successfully integrated the acquisition of American Pharmaceutical Services, Inc. (APS), completed Phase II of our productivity and consolidation initiative on time and on target, and capped the year off with our largest acquisition to date, NCS HealthCare, Inc. (NCS).



Edward L. Hutton, Chairman



Joel F. Gemunder, President and Chief Executive Officer

The Year in Review

Net sales in 2002 increased 21% over the previous year, reaching $2.6 billion. Net income of $125.9 million in 2002 was 69% higher than 2001, with diluted earnings per share up 68% to $1.33. After adjusting for restructuring charges and special items, as well as the impact of accounting changes, our adjusted net income of $140.3 million increased 28%, with adjusted diluted earnings per share reaching $1.48, also up 28%.

Our growth strategies have been bolstered by our efforts, over the last several years, to broaden our market presence, lower our overall cost structure and enhance our financial strength.

This year-over-year performance is a significant accomplishment in its own right. But we are also gratified that the level of earnings we achieved in 2002 exceeded that of 1998, our best year before the turmoil began in the entire long-term care industry brought about by Medicare's Prospective Payment System.

Moreover, our financial position was again enhanced with net cash flows from operating activities reaching $211.4 million in 2002 (adjusted to exclude $52.3 million in fourth-quarter pre-buys of pharmaceuticals in advance of price increases). Not only was this a record-setting level of cash flow, but is, in our view, the best measure of the quality of our earnings.

Based on the strength of our cash flow, we paid down $120 million in bank debt this year. This represented the entire remaining balance on our $500 million bank credit facility. Looked at another way, the approximately $114 million spent for the APS acquisition in January of 2002 was paid in full through Omnicare's cash flow in less than one year.

Core Business Performance

Our strong performance in 2002 was due to solid results in both of our core businesses. Sales in *Omnicare Senior Pharmacy Services*, our institutional pharmacy business, grew 21% in 2002 to $2.5 billion, and operating income totaled $288.2 million. Adjusted operating income, excluding restructuring charges of $6.8 million, totaled $295.0 million for the 2002 year, up 20% from the comparable prior-year amount (excluding goodwill amortization and special items). Our results were driven by new contract additions, increasing market penetration of newer drugs, sustained growth in our clinical programs and the addition of APS. We are pleased to report that the integration of APS is now complete and has produced the anticipated synergies.

Despite experiencing some volatility in revenues in the latter half of 2002 related to client-driven delays or cancellation of certain projects, *Omnicare Clinical Research*, our CRO business, demonstrated solid revenue growth and a substantial improvement in profitability for the year. CRO revenues in 2002 of $165.5 million ($139.2 million, excluding the impact of an accounting change for out-of-pocket expenses, EITF No. 01-14, totaling $26.3 million) were 11% above 2001 on the same basis. Operating profit in 2002 totaled $4.6 million. Adjusted operating profit, excluding restructuring charges of $16.4 million, totaled $21.0 million, up 56% from the comparable prior-year amount (excluding goodwill amortization). These results demonstrate how our efforts to globalize and streamline the organization and reduce fixed costs to better match expenses with revenues have paid off. This was also accomplished without impairing quality as evidenced by our receipt of Eli Lilly's "Lilly Global Supplier Award" in recognition of the quality of services provided.

Our solid growth was highlighted by rapid expansion in business among biotechnology companies as well as Japanese pharmaceutical manufacturers, and the expansion of our global presence into India and, in early 2003, into China. *Omnicare Clinical Research* also entered into several strategic partnerships during the year that allow us to expand our capabilities in electronic regulatory submissions globally and in e-clinical trial technologies that will help shorten the drug development cycle time and reduce costs.

The performance of both of our core businesses benefited from the successful completion of our Phase II productivity and consolidation initiative. Phase II reduced the work force by about 5%, as certain operating facilities and functions were made redundant as we moved to increase efficiency and productivity in both our business segments. The combination of both Phase I and Phase II productivity and consolidation initiatives has resulted in an 18% work force reduction, a 32% reduction in operating facilities and annualized savings of approximately $63 million pretax.



GROWING OUR CUSTOMER BASE
Beds Served
(Year-end) (thousands)
1,000
800
600
400
200
0
7.5
8.3
16.1
29.0
70.0
101.6
147.6
216.5
300.0
443.1
578.7
631.2
636.5
662.0
754.0
953.0(1)
88 89 90 91 92 93 94 95 96 97 98 99 00 01 02
(1) Includes NCS acquisition.

Acquisition of NCS HealthCare, Inc.

In mid-January, 2003, we successfully completed the acquisition of NCS HealthCare after a long and arduous process. In the end, it was well worth the time, effort and resources it required, because NCS is a superior fit with Omnicare and will create significant value for our customers and shareholders.

NCS represents the largest acquisition we have made in our 14-year history of making institutional pharmacy acquisitions. It significantly expands our presence in the long-term care pharmacy market, increasing the number of beds served by Omnicare by 26% to more than 950,000 and annualized revenues by 24% to approximately $3.3 billion.

In addition to its large institutional pharmacy operation, NCS also provides other business opportunities for Omnicare. NCS adds a hospital pharmacy management business that, when combined with our own, serves more than 40 hospitals in 21 states. It also brings Rescot, an information technology business providing pharmacy operating software to nearly 300 long-term care pharmacies across the United States.

Also part of NCS is Care for Life®, a disease management and specialty pharmaceutical distribution company that specializes in chronic disease state management in the areas of hemophilia, infectious diseases, mental health and respiratory needs. Pharmaceuticals are distributed largely via mail order, and pharmacists and nurses are available 24 hours a day, seven days a week for consulting and education. We are excited by the potential of this business, as it affords us the opportunity to build upon our own capabilities in specialty pharmaceutical distribution. We also see this business as a good strategic fit with our approach to move our clinical services into the ambulatory population.

Moreover, from the acquisition of NCS, we anticipate realizing substantial economies of scale and cost synergies in purchasing of pharmaceuticals and in consolidation of overlapping geographic locations and redundant functions. As a result, we expect this acquisition to be accretive to diluted earnings per share in 2003 and beyond. As we go to press, the process of integration is well under way.

Omnicare's Strategy for Growth

We have, over the last three years, been conservative in our financial strategy and aggressive in our growth strategy. By lowering our cost structure and managing the use of Omnicare's assets to maximize cash flow and return on capital, and by continually expanding clinical programs that lower costs, we have not only protected and enhanced our financial and operational health, we have also positioned the company to significantly leverage top-line growth. Then too, these actions have allowed us to unlock greater value from the businesses we acquire.

As we look ahead, our strategy for growth remains centered on three business platforms: distribution, clinical services and information. By continuing to grow our core pharmaceutical distribution business and then leveraging that business through the development and expansion of clinical and information services, we can create significant value for patients, payors, clients and partners.

Operating Environment

We begin 2003 in a strong position. Nonetheless, we must continue to be vigilant in monitoring key issues related to healthcare funding, including the pressures on state Medicaid budgets arising from economic downturn, growth in the number of enrollees and the escalation of all healthcare costs, most notably drug expenditures, as a result of an aging population and the introduction of new, more efficacious but also more expensive drugs. At the federal level, much debate continues on the short- and long-term funding of the entire Medicare program, including reimbursement for skilled nursing facilities. Then too, there is substantial national pressure to implement some form of a Medicare drug benefit for seniors. Given the magnitude of competing national priorities, it remains difficult to predict the outcome or impact of any changes in healthcare policy relating to the future funding of the Medicare and Medicaid programs.

What we do know is that pharmaceuticals remain the most cost-effective means of treating the chronic illnesses of the frailest members of our society and, as such, should be considered nondiscretionary expenditures. With Omnicare's expertise in geriatric pharmaceutical care and cost management, we have demonstrated to payors, including state Medicaid programs, that our advanced clinical programs can yield substantially lower drug costs while protecting and enhancing the quality of care for beneficiaries. Accordingly, Omnicare is well-positioned to help the nation face these funding challenges.

Believe It! An Even Stronger Future

We long ago recognized that we must prepare for the enormous wave of Baby Boomers to reach age 65 and took clear and decisive action to align Omnicare's growth strategies with forecasted trends. Our growth strategies have been bolstered by our efforts, over the past several years, to broaden our market presence, lower our overall cost structure and enhance our financial strength. These actions have secured Omnicare's leadership position in the industry and placed us at the forefront of geriatric pharmaceutical care.

We see our growth opportunities as even greater in the years ahead because our strategies are aligned with the economic interests and demographic trends in healthcare.

We see our growth opportunities as even greater in the years ahead because our strategies are aligned with the economic interests and demographic trends in healthcare. Proper drug utilization is the most cost-effective means of treating the elderly and improving the quality of their lives. As such, our business offers meaningful solutions to containing healthcare costs while ensuring the well-being of the nation's growing senior population — both for those residing in long-term care facilities and those living independently.

Those over 65 consume a disproportionately high level of healthcare services when compared to those under 65. Given demographic trends, some project that seniors will account for half of all healthcare expenditures in the not too distant future. Yet, there is much that can be done to stem the tide. Today, the nation spends more than $177 billion on medication-related problems that result in increased hospitalizations, physician visits and lab tests. Moreover, because we have a shortage of trained geriatric healthcare professionals, the elderly are often misdiagnosed or undertreated; symptoms are overlooked or written off as a normal part of the aging process. Treating the elderly is a specialized business.

Omnicare can help bridge this gap. Our pharmacists are specialists in geriatric pharmacotherapy – they understand the unique needs of the elderly. They can identify at-risk seniors and work to protect their health and quality of life, all while reducing costs for the healthcare system. Moreover, the pace of new drug discovery will drive continued outsourcing of research and development services, which bodes well for the CRO business, particularly as pharmaceutical manufacturers focus more heavily on medications that address the afflictions of aging. We are proud to be part of an industry that cares for the elderly, and we are committed firmly to their health and well-being.

Omnicare stands ready to meet the challenges of our aging population. The unbelievable demographic and healthcare trends portrayed on the following pages will serve to create even greater demand for our business. The theme of this year's report, "Believe It," refers to these powerful growth drivers, but it also refers to the power within Omnicare to achieve our growth objectives.

For our employees, it means that through persistence and determination, anything is possible.

For our investors, it means Omnicare is aligned with industry trends and has the financial strength to expand the business.

For our customers, it means Omnicare can provide the most appropriate pharmaceutical care while simultaneously helping to lower costs.

Most important, for our communities, it means Omnicare is committed to ensuring the health and well-being of those over the age of 65.

Believe It!



Edward L. Hutton
Chairman



Joel F. Gemunder
President and
Chief Executive Officer

March 25, 2003

Believe it

13%

of the U.S. population, today, is over age 65, but accounts for approximately 50% of all drug consumption.

Omnicare provides pharmaceutical care that enables the elderly to live longer, healthier and better-quality lives cost-effectively, and it has the clinical and financial resources to meet the growing demand for its services.

With the senior population in the United States expected to grow dramatically in the next 30 years, the need for pharmaceuticals to combat diseases associated with aging is also increasing. Pharmaceuticals remain the most clinically efficient and cost-effective means of treating chronic illnesses of the elderly, and Omnicare is well-positioned to meet the needs of the growing senior population.

The medical needs of older people are very different from those who are younger. The body's ability to metabolize, absorb and eliminate drugs changes dramatically with age. Seniors also experience a higher incidence of multiple chronic diseases, driving greater consumption of prescription and over-the-counter medications. In fact, the average number of co-morbidities, or medical conditions, among the nursing home population totals nearly eight. Accordingly, the average number of prescriptions used by those over age 65 is substantially higher than that of the under-65 population. Today's challenge is to ensure that medications are appropriately and adequately managing the ailments of seniors.

Toward this end, Omnicare's core business, *Omnicare Senior Pharmacy Services*, dispenses and delivers appropriate medications to those residing in skilled nursing and assisted living facilities and to those in rural hospitals 24 hours a day, seven days a week, 365 days a year. Through its nationwide network of pharmacies, Omnicare purchases, packages and dispenses drugs in unit-dose packaging and checks each prescription for adverse interactions or for a more appropriate drug therapy. Beyond just distribution, however, Omnicare's consultant pharmacists provide monthly resident drug regimen reviews and report any irregularities or recommendations to the physician. Further, these consultant pharmacists provide direction on drug handling and dispensing in the facility, assistance with state and federal regulatory compliance, training of facility staff, customized quality-assurance programs and, most important, application of Omnicare's clinical and health management programs to the residents it serves.

Additionally, Omnicare offers clinically advanced, ancillary services to long-term care facilities that broaden the range of services they offer, helping them to manage costs while maintaining the highest standards of care. Such services include infusion therapy, respiratory services, Medicare Part B products for enteral nutrition, wound care and ostomy, and on-site kidney dialysis, as well as clinical and financial software services.

The acquisition of NCS HealthCare, in early 2003, also brought an array of unique information services. This served to enhance Omnicare's position as the industry leader in information technology, clinical expertise and geographic reach, enabling Omnicare to serve its customers even more effectively now and in the future.


U.S. DRUG UTILIZATION BY AGE GROUP
Under Age 25 3%
Age 25-34 6%
Age 35-44 9%
Age 45-54 13%
Age 55-64 18%
Age 65-74 25%
Age 75 and Older 26%


Believe it

For every

$1.00

spent on drugs in the United States, $1.50 is spent on adverse outcomes of inappropriate therapy. Therapeutic failures cost the healthcare system more than $177 billion annually.

The real cost of drug therapy is not just the cost of the drug and its distribution; it includes the cost of adverse outcomes and therapeutic failures. Omnicare offers the means to identify underdiagnosed and undertreated conditions and to recommend more effective drug therapies.

Approximately 35 percent of people over age 65 experience adverse drug reactions, and recent studies have shown that nearly one in every five seniors receive prescriptions for inappropriate drugs. Yet, there is clear evidence that appropriate pharmaceutical care can make a difference in the lives of the elderly. With a focus on appropriate drug use – not just the cost of medication – Omnicare strives to help reduce overall healthcare costs related to increased hospitalizations, invasive procedures, physician visits and nursing time. Omnicare is able to lower costs while improving care through the use of its unique *Geriatric Pharmaceutical Care Guidelines®*, its proprietary outcomes algorithm technology and its comprehensive health management programs.

Omnicare's consultant pharmacists are experts in geriatric pharmacotherapy and the specialized medication needs of the elderly. Armed with these sophisticated clinical tools, they can not only resolve but prevent medication-related problems, achieving positive health outcomes.

The Omnicare *Geriatric Pharmaceutical Care Guidelines®*, now in its tenth edition, is the first clinically based formulary tailored to the geriatric patient. It ranks drugs based solely on clinical effectiveness and only then on relative cost. There is significant compliance among physicians who use the *Omnicare Guidelines®* as an aid in choosing the best clinical therapy at the lowest cost for each resident, thereby strengthening Omnicare's relationship with the facility, the payor, the resident and the physician. All clinical recommendations in the formulary are made by the University of the Sciences in Philadelphia, and it has been consistently reviewed and recommended by the American Geriatrics Society. Its credibility has allowed Omnicare to deal with drug pricing issues in a therapeutically sound way, enabling physicians to balance both cost and care.

Omnicare's health management programs, a combination of the *Omnicare Guidelines®*, resident care plans and its proprietary outcomes algorithm technology, target some of the most prevalent diseases of aging. Omnicare's proprietary technology uses nearly 4,000 treatment algorithms to electronically screen and identify residents at risk for a given disease state, such as congestive heart failure, depression, stroke, osteoporosis or Alzheimer's disease. This data is critical in assisting Omnicare pharmacists to identify underdiagnosed and undertreated conditions among residents and make recommendations for optimal drug therapy.

While health management programs may require increased use of certain drugs, Omnicare's programs can significantly reduce overall costs to the healthcare system and, most important, improve the health of seniors.


U.S. PRESCRIPTIONS
BY AGE GROUP
(per annum)
Number of prescriptions
15
12
9
6
3
0
0-5
6-14
15-24
25-34
35-44
45-54
55-64
65-74
75+
Age Groups


Believe it
92%
of Americans over
the age of 65 live
independently.

Omnicare is able to apply its vast clinical resources, comprehensive medical and pharmacy data and expertise in geriatric drug therapy beyond the nursing facility to improve pharmaceutical care for seniors who live independently.

While pharmaceuticals are the treatment of choice for the chronic illnesses of seniors, their use also carries risks – risks that are multiplied by the large number of medications used by seniors. In skilled nursing and many assisted living facilities, consultant pharmacists protect the health and quality of life of residents by preventing medication-related problems. But only eight percent of those over age 65 reside in nursing homes or assisted living facilities.

This senior population, living independently, is highly susceptible to drug-related problems because they manage their own healthcare, often under the care of multiple health practitioners. Hospital admissions due to adverse consequences and therapeutic failures related to drug therapy are six times higher in seniors than in the general population.

Moreover, of the 32 million Americans over 65 who live independently, approximately 40 percent are covered by employer-sponsored retirement healthcare programs. In 2003, corporations are expected to spend $24 billion on drug benefits under these programs, and that number is projected to grow to $40 billion by 2009.

Reining in these rapidly growing costs and, at the same time, helping seniors live longer, higher-quality lifestyles represents a tremendous opportunity for Omnicare to apply its geriatric pharmaceutical case management services beyond the walls of the long-term care facility.

To address this need, Omnicare formed *Omnicare Senior Health Outcomes*℠ to target this employer-based market by proving its ability to optimize drug therapy and create measurably better health outcomes for the independent elderly while lowering overall costs for clients. Using its proven clinical programs – the *Omnicare Guidelines*®, outcomes algorithm technology and health management programs – Omnicare provides services for corporate retirees that reduce unnecessary and inappropriate medications, optimize therapy for certain at-risk groups and make therapeutic interventions that prevent more costly and traumatic healthcare events. For example, nearly all hip fractures in the elderly are fall-related, and one in three people over the age of 65 experiences a fall-related injury. These injuries can often lead to reduced mobility and independence or, worse, hospitalization. *Omnicare Senior Health Outcomes*℠ is working to significantly reduce the number of fall-and fracture-related injuries by analyzing drug-related risk factors among retirees, employees and dependents, age 55 years and older, and working with both those at risk for a fracture and their physicians to improve the quality of care provided.

Today, Omnicare serves more than 600,000 retirees, employees and dependents of major corporations who live independently. Significant growth potential exists as employers look for proven methods to reduce overall costs while protecting the health of retirees.

WHERE SENIORS RESIDE



Assisted Living Facilities 3%
Skilled Nursing Facilities 5%
Independent Living 92%


Believe it

800

drugs targeted at the diseases of aging are now in the pipeline.

As the elderly population grows, pharmaceutical manufacturers are expanding their efforts to introduce drugs to combat the diseases of aging. Omnicare works hand-in-hand with pharmaceutical manufacturers and biotechnology companies, providing clinical trial management and complete data management and analysis.

The pharmaceutical industry today faces a number of significant issues: the substantial number of drugs coming off patent, the need to accelerate new drug introductions, and the escalating costs of bringing new drugs to market. Moreover, biotechnology companies often lack the research and development infrastructure to advance their maturing compounds. These issues all represent opportunities for outsourcing of drug research activities and growth for the contract research industry.

Omnicare Clinical Research, one of the leading clinical research organizations (CROs) worldwide, provides comprehensive drug research services (Phases I-IV) in all major therapeutic categories for pharmaceutical manufacturers and biotechnology companies. It has now filed more than 60 domestic NDAs (new drug applications) and completed 140 international filings, with a 100 percent success rate.

As part of Omnicare, it possesses unique marketplace advantages. *Omnicare Clinical Research* has access to Omnicare's clinical expertise, its strong relationships with drug manufacturers, and the knowledge and data the company has on the geriatric population.

Omnicare's extensive knowledge of the geriatric population is embedded in a robust database, now comprising nearly 140 million clean data sets, which, when stripped of patient-specific information to protect patient confidentiality, provides a wealth of information on the effectiveness of drugs for the elderly. Through data-mining services, Omnicare offers this information to pharmaceutical manufacturers and payors, enabling them to study predictive models and outcomes of drug therapy.

Moreover, while pharmaceuticals are the treatment of choice for the chronic diseases of aging, older people are vastly under-represented in clinical trials for many of these drugs due to the difficulty presented by the numerous co-morbidities in seniors as well as the lack of organized access to this population for clinical trials. While seniors account for approximately 50 percent of national drug consumption, representation in clinical research has, in many cases, averaged only 10 to 20 percent. In early 2003, in response to these issues and upcoming government mandates, *Omnicare Clinical Research* formed its PeriApproval and Geriatric Clinical Studies Group to focus on the needs of geriatric-drug research. As part of its drug development services, Omnicare provides organized and rapid access to the elderly population. It can quickly identify potential trial participants through its extensive database of geriatric healthcare professionals who also may serve as potential investigators. Moreover, Omnicare has to date identified a network of nearly 400 client skilled nursing and assisted living facilities to conduct geriatric clinical trials.

As more and more drugs targeted at diseases of the aging are being introduced into the pipeline, Omnicare will be a critical link between pharmaceutical manufacturers and the future care and health of the elderly.

PHARMACEUTICAL R&D SPENDING


35
30
25
20
15
10
5
0
($ in billions)
96
98
00
02*
Years

*Estimated

Financial Review

Contents

Report of Independent Accountants



PRICEWATERHOUSECOOPERS

To the Stockholders and
Board of Directors of Omnicare, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Omnicare, Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chicago, Illinois
January 31, 2003

Consolidated Statements of Income

Omnicare, Inc. and Subsidiary Companies
(In thousands, except per share data)

	For the years ended December 31, 2002	2001	2000
Sales	$2,606,450	$2,159,131	$1,971,348
Reimbursable out-of-pockets	26,304	23,905	16,491
Total net sales	2,632,754	2,183,036	1,987,839
Cost of sales	1,915,397	1,579,732	1,445,955
Reimbursed out-of-pocket expenses	26,304	23,905	16,491
Total direct costs	1,941,701	1,603,637	1,462,446
Gross profit	691,053	579,399	525,393
Selling, general and administrative expenses	411,272	349,545	334,837
Goodwill amortization (Note 5)	—	33,199	32,670
Restructuring and other related charges (Note 13)	23,195	18,344	27,199
Other expense (Note 14)	—	4,817	—
Operating income	256,586	173,494	130,687
Investment income	3,276	2,615	1,910
Interest expense	(56,811)	(56,324)	(55,074)
Income before income taxes	203,051	119,785	77,523
Income taxes	77,145	45,514	28,706
Net income	$ 125,906	$ 74,271	$ 48,817
Earnings per share:			
Basic	$ 1.34	$ 0.80	$ 0.53
Diluted	$ 1.33	$ 0.79	$ 0.53
Weighted average number of common shares outstanding:			
Basic	94,168	93,124	92,012
Diluted	94,905	93,758	92,012

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets

Omnicare, Inc. and Subsidiary Companies
(In thousands, except share data)

	December 31, 2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 137,936	$ 168,396
Restricted cash	3,147	2,922
Accounts receivable, less allowances of $68,593 (2001-$45,573)	522,857	478,077
Unbilled receivables	25,062	23,621
Inventories	190,464	149,134
Deferred income tax benefits	18,621	28,147
Other current assets	103,471	77,297
Total current assets	1,001,558	927,594
Properties and equipment, at cost less accumulated depreciation of $177,870 (2001-$160,164)	139,908	155,073
Goodwill	1,188,907	1,123,800
Other noncurrent assets	97,212	83,809
Total assets	$2,427,585	$2,290,276
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 175,648	$ 140,327
Current debt	110	393
Accrued employee compensation	22,627	25,015
Deferred revenue	25,254	39,338
Income taxes payable	6,837	9,256
Other current liabilities	66,174	54,944
Total current liabilities	296,650	269,273
Long-term debt	187	30,669
5.0% convertible subordinated debentures, due 2007	345,000	345,000
8.125% senior subordinated notes, due 2011	375,000	375,000
Deferred income tax liabilities	84,071	81,495
Other noncurrent liabilities	51,615	39,056
Total liabilities	1,152,523	1,140,493
Stockholders' equity:		
Preferred stock, no par value, 1,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $1 par value, 200,000,000 shares authorized, 95,441,400 shares issued (2001-94,671,800 shares issued)	95,441	94,672
Paid-in capital	737,421	722,701
Retained earnings	498,856	381,441
	1,331,718	1,198,814
Treasury stock, at cost-1,139,900 shares (2001-986,600 shares)	(23,471)	(19,824)
Deferred compensation	(29,018)	(24,273)
Accumulated other comprehensive income	(4,167)	(4,934)
Total stockholders' equity	1,275,062	1,149,783
Total liabilities and stockholders' equity	$2,427,585	$2,290,276

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Omnicare, Inc. and Subsidiary Companies
(In thousands)

	For the years ended December 31,		
	2002	2001	2000
Cash flows from operating activities:			
Net income	$125,906	$ 74,271	$ 48,817
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation	33,129	32,164	32,211
Amortization	12,134	41,906	41,762
Provision for doubtful accounts	31,163	25,490	26,729
Deferred tax provision	15,428	17,305	19,767
Non-cash portion of restructuring charges	9,060	2,811	6,804
Changes in assets and liabilities, net of effects from acquisition of businesses:			
Accounts receivable and unbilled receivables	(41,788)	(50,774)	(44,314)
Inventories	(28,261)	(12,949)	(8,988)
Current and noncurrent assets	(37,046)	6,292	(10,710)
Accounts payable	34,829	15,130	11,115
Accrued employee compensation	517	(1,993)	(14,436)
Deferred revenue	(14,084)	11,005	4,012
Current and noncurrent liabilities	18,122	(7,571)	19,932
Net cash flows from operating activities	159,109	153,087	132,701
Cash flows from investing activities:			
Acquisition of businesses	(127,783)	(20,263)	(41,664)
Capital expenditures	(24,648)	(26,222)	(32,423)
Transfer of cash to trusts for employee health and severance costs, net of payments out of the trust	(225)	(622)	(2,300)
Other	273	305	271
Net cash flows from investing activities	(152,383)	(46,802)	(76,116)
Cash flows from financing activities:			
Borrowings on line of credit facilities	90,000	70,000	—
Proceeds from long-term borrowings	—	375,000	—
Payments on line of credit facilities	(120,000)	(475,000)	(30,000)
Principal payments on long-term obligations	(214)	(2,898)	(1,838)
Fees paid for financing arrangements	—	(16,254)	(635)
Proceeds from (payments for) stock awards and exercise of stock options, net of stock tendered in payment	667	8,065	(1,011)
Dividends paid	(8,491)	(8,468)	(8,293)
Other	72	—	—
Net cash flows from financing activities	(37,966)	(49,555)	(41,777)
Effect of exchange rate changes on cash	780	59	(468)
Net increase (decrease) in cash and cash equivalents	(30,460)	56,789	14,340
Cash and cash equivalents at beginning of year-unrestricted	168,396	111,607	97,267
Cash and cash equivalents at end of year-unrestricted	$137,936	$168,396	$111,607

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Stockholders' Equity

Omnicare, Inc. and Subsidiary Companies
(In thousands, except per share data)

	Common Stock	Paid-in Capital	Retained Earnings	Treasury Stock	Deferred Compensation	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance at January 1, 2000	$91,612	$684,419	$275,114	$(6,950)	$(14,098)	$(1,717)	$1,028,380
Dividends paid ($0.09 per share)	—	—	(8,293)	—	—	—	(8,293)
Stock acquired for benefit plans	—	—	—	(88)	—	—	(88)
Exercise of stock options	173	1,559	—	(1,882)	—	—	(150)
Stock awards, net of amortization	946	7,161	—	(1,840)	(4,817)	—	1,450
Other	—	(444)	—	(48)	—	—	(492)
Subtotal	92,731	692,695	266,821	(10,808)	(18,915)	(1,717)	1,020,807
Net income	—	—	48,817	—	—	—	48,817
Other comprehensive income (loss), net of tax:							
Cumulative translation adjustment	—	—	—	—	—	(1,694)	(1,694)
Unrealized appreciation in fair value of investments	—	—	—	—	—	493	493
Comprehensive income (loss)	—	—	48,817	—	—	(1,201)	47,616
Balance at December 31, 2000	92,731	692,695	315,638	(10,808)	(18,915)	(2,918)	1,068,423
Dividends paid ($0.09 per share)	—	—	(8,468)	—	—	—	(8,468)
Stock acquired for benefit plans	—	—	—	(83)	—	—	(83)
Exercise of stock options	1,430	20,691	—	(6,614)	—	—	15,507
Stock awards, net of amortization	511	9,747	—	(2,319)	(5,358)	—	2,581
Other	—	(432)	—	—	—	—	(432)
Subtotal	94,672	722,701	307,170	(19,824)	(24,273)	(2,918)	1,077,528
Net income	—	—	74,271	—	—	—	74,271
Other comprehensive income (loss), net of tax:							
Cumulative translation adjustment	—	—	—	—	—	59	59
Unrealized appreciation in fair value of investments	—	—	—	—	—	208	208
Equity adjustment for minimum pension liability	—	—	—	—	—	(2,283)	(2,283)
Comprehensive income (loss)	—	—	74,271	—	—	(2,016)	72,255
Balance at December 31, 2001	94,672	722,701	381,441	(19,824)	(24,273)	(4,934)	1,149,783
Dividends paid ($0.09 per share)	—	—	(8,491)	—	—	—	(8,491)
Stock acquired for benefit plans	—	—	—	(112)	—	—	(112)
Exercise of stock options	229	4,055	—	(313)	—	—	3,971
Stock awards, net of amortization	540	10,807	—	(3,222)	(4,745)	—	3,380
Other	—	(142)	—	—	—	—	(142)
Subtotal	95,441	737,421	372,950	(23,471)	(29,018)	(4,934)	1,148,389
Net income	—	—	125,906	—	—	—	125,906
Other comprehensive income (loss), net of tax:							
Cumulative translation adjustment	—	—	—	—	—	781	781
Unrealized appreciation in fair value of investments	—	—	—	—	—	1,274	1,274
Equity adjustment for minimum pension liability	—	—	—	—	—	(1,288)	(1,288)
Comprehensive income	—	—	125,906	—	—	767	126,673
Balance at December 31, 2002	$95,441	$737,421	$498,856	$(23,471)	$(29,018)	$(4,167)	$1,275,062

The Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements

Note 1 – Description of Business and Summary of Significant Accounting Policies

Description of Business

Omnicare, Inc. and its subsidiaries ("Omnicare" or the "Company") provide geriatric pharmaceutical care and clinical research services. At December 31, 2002, Omnicare served long-term care facilities comprising approximately 754,000 beds in 45 states, making Omnicare the nation's largest provider of professional pharmacy, related consulting and data management services for skilled nursing, assisted living and other institutional healthcare providers. The Company also provided clinical research services to the pharmaceutical and biotechnology industries in 28 countries worldwide at December 31, 2002.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Translation of Foreign Financial Statements

Assets and liabilities of the Company's foreign operations are translated at the year-end rate of exchange, and the income statements are translated at the average rate of exchange for the year. Gains or losses from translating foreign currency financial statements are accumulated in a separate component of stockholders' equity.

Cash Equivalents

Cash equivalents include all investments in highly liquid instruments with original maturities of three months or less.

Restricted Cash

Restricted cash represents cash transferred to separate irrevocable trusts for settlement of employee health and severance costs.

Inventories

Inventories consist primarily of purchased pharmaceuticals and medical supplies held for sale to customers and are stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method.

Omnicare uses a periodic inventory system. Physical inventories are typically performed on a monthly basis at all pharmacy sites, and in all cases at least once a quarter. Cost of goods sold is recorded based on the actual results of the physical inventory counts, and is estimated during those circumstances when a physical inventory is not performed in a particular month. The Company evaluates various criteria in developing estimated cost of goods sold during non-inventory months, including the historical cost of goods sold trends based on prior physical inventory results; a review of cost of goods sold information reflecting current customer contract terms; and consideration and analysis of changes in customer base, product mix, payor mix, state Medicaid and third-party insurance reimbursement levels or other issues that may impact cost of goods sold. Actual costs of goods sold have not varied significantly from estimated amounts in non-inventory months.

Properties and Equipment

Properties and equipment are stated at cost less accumulated depreciation. Expenditures for maintenance, repairs, renewals and betterments that do not materially prolong the useful lives of the assets are charged to expense as incurred. Depreciation of properties and equipment is computed using the straight-line method over the estimated useful lives of the assets, which range from five to ten years for computer equipment and software, machinery and equipment, and furniture and fixtures. Buildings and building improvements are depreciated over forty years, and leasehold improvements are amortized over the lesser of the lease terms, or their useful lives. The Company capitalizes certain costs that are directly associated with the development of internally developed software, representing the historical cost of these assets. Once the software is completed and placed into service, such costs are amortized over the estimated useful lives, ranging from five to ten years.

Business Combinations

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" ("SFAS 141"). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests methods is no longer permitted. SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination that is completed after June 30, 2001. The Company has adopted SFAS 141 for business combinations. The net assets and operating results of acquired businesses have been included in the Company's financial statements from the date of acquisition.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of interest-bearing cash and cash equivalents and accounts receivable.

The Company is exposed to credit risk in the event of default by the financial institutions or issuers of cash and cash equivalents to the extent recorded on the balance sheet. At any given point in time, the Company has cash on deposit with financial institutions, and cash invested in high quality short-term money market funds and U.S. government-backed repurchase agreements, generally having original maturities of three months or less, in order to minimize its credit risk.

The Company establishes allowances for doubtful accounts based on historical credit losses and specifically identified credit risks. Management reviews this allowance on an ongoing basis for appropriateness, and such losses have been within management's expectations. For the years ended December 31, 2002, 2001 and 2000, no single customer accounted for 10% or more of revenues. The Company generally does not require collateral.

Approximately one-half of Omnicare's pharmacy services billings are directly reimbursed by government sponsored programs. These programs include state Medicaid and, to a lesser extent, the federal Medicare programs. The remainder of Omnicare's billings are paid or reimbursed by individual residents, long-term care facilities and other third party payors, including private insurers. A portion of these revenues also are indirectly dependent on government programs. The table below represents the Company's approximated payor mix for the last three years:

	2002	2001	2000
State Medicaid programs	46%	44%	43%
Private pay and long-term care facilities[a]	44%	44%	46%
Federal Medicare programs[b]	2%	3%	3%
Other private sources[c]	8%	9%	8%
Totals	100%	100%	100%

(a) Includes payments from skilled nursing facilities on behalf of their federal Medicare program-eligible residents.
(b) Includes direct billing for medical supplies.
(c) Includes the Company's contract research organization revenues.

Leases

Leases that substantially transfer all of the benefits and risks of ownership of property to Omnicare or otherwise meet the criteria for capitalization under U.S. Generally Accepted Accounting Principles ("GAAP") are accounted for as capital leases. An asset is recorded at the time a capital lease is entered into together with its related long-term obligation to reflect its purchase and financing. Property and equipment recorded under capital leases are depreciated on the same basis as previously described. Rental payments under operating leases are expensed as incurred.

Goodwill, Intangibles and Other Assets

Intangible assets are comprised primarily of goodwill, noncompete agreements and customer relationship assets, all originating from business combinations accounted for as purchase transactions. Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). In accordance with SFAS 142, goodwill is no longer amortized but instead reviewed for impairment at least annually and upon the occurrence of an event that indicates impairment may have occurred. Intangible assets that will continue to be amortized under SFAS 142 are amortized using the straight-line method over their useful lives of 4.7 to 10.0 years.

Debt issuance costs are included in other assets and are amortized using the effective interest method over the life of the related debt.

Valuation of Long-Lived Assets

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," long-lived assets such as property and equipment, software (acquired and internally-developed) and investments are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss would be recognized when estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. No impairment losses have been recognized in the periods presented.

Fair Value of Financial Instruments

For cash and cash equivalents, restricted cash, accounts receivable and unbilled receivables, the carrying value of these items approximates their fair value. The fair value of restricted funds held in trust for settlement of the Company's pension obligations is based on quoted market prices of the investments held by the trustee. For accounts payable, the carrying value approximates fair value. The fair value of the Company's line of credit facilities approximates their carrying value, as the effective interest rate fluctuates with changes in market rates. The fair value of the convertible subordinated debentures and the senior subordinated notes, respectively, was $329.0 million and $401.3 million at December 31, 2002, as determined by quoted market rates on that date.

Revenue Recognition

Pharmacy Services

Revenue is recognized when products or services are delivered or provided to the customer. A significant portion of the Company's revenues from sales of pharmaceutical and medical products is reimbursable from state Medicaid and, to a lesser extent, the federal Medicare programs. The Company monitors its revenues and receivables from these reimbursement sources, as well as other third-party insurance payors, and records an estimated contractual allowance for certain sales and receivable balances. Accordingly, the total net sales and receivables reported in the Company's financial statements are recorded at the amount ultimately expected to be received from these payors. Contractual allowances are adjusted to actual as cash is received and claims are settled. The Company evaluates several criteria in developing the estimated contractual allowances on a monthly basis, including historical trends based on actual claims paid, current contract and reimbursement terms and changes in customer base and payor/product mix.

Contract Research Services

A portion of the Company's revenues are earned by performing services under contracts with various pharmaceutical, biotechnology, medical device and diagnostics companies, based on contract terms. Most of the contracts provide for services to be performed on a units of service basis. These contracts specifically identify the units of service and unit pricing. Under these contracts, revenue is generally recognized upon completion of the units of service, unless the units of service are performed over an extended period of time. For extended units of service, revenue is recognized based on labor hours expended as a percentage of total labor hours expected to be expended. For time-and-materials contracts, revenue is recognized at contractual hourly rates, and for fixed-price contracts revenue is recognized using a method similar to that used for extended units of service. The Company's contracts provide for price renegotiations upon scope of work changes. The Company recognizes revenue related to these scope changes when underlying services are performed and realization is assured. In a number of cases, clients are required to make termination payments in addition to payments for services already rendered. Any anticipated losses resulting from contract performance are charged to earnings in the period identified. Billings and payments are specified in each contract. Revenue recognized in excess of billings is classified as unbilled receivables, while billings in excess of revenue are classified as deferred revenue on the accompanying consolidated balance sheets. In accordance with Emerging Issues Task Force ("EITF") Issue No. 01-14, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred" ("EITF No. 01-14"), the Company has recorded reimbursements received for "out-of-pocket" expenses on a grossed-up basis in the income statement as revenues and expenses, and has adjusted the prior year income statements to reflect the impact of EITF No. 01-14.

Income Taxes

The Company accounts for income taxes using the asset and liability method under which deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates to differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements.

Stock-Based Employee Compensation

At December 31, 2002, the Company has three stock-based employee compensation plans, which are described more fully in Note 8. As permitted per U.S. GAAP, the Company accounts for these plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related Interpretations. No stock-based employee compensation cost for stock options is reflected in net income as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), for stock options (in thousands, except per share data):

	For the years ended December 31,		
	2002	2001	2000
Net income, as reported	$125,906	$74,271	$48,817
Deduct: Total stock-based employee compensation expense determined under fair value based method for all options, net of related tax effects	(7,835)	(3,528)	(5,635)
Pro forma net income	$118,071	$70,743	$43,182
Earnings per share:			
Basic - as reported	$ 1.34	$ 0.80	$ 0.53
Basic - pro forma	$ 1.25	$ 0.76	$ 0.47
Diluted - as reported	$ 1.33	$ 0.79	$ 0.53
Diluted - pro forma	$ 1.24	$ 0.75	$ 0.47

The fair value of each option at the grant date is estimated using the Black-Scholes option-pricing model, with the following weighted average assumptions used for grants in 2002, 2001 and 2000:

	2002	2001	2000
Volatility	63%	64%	61%
Risk-free interest rate	3.1%	3.75%	5.0%
Dividend yield	0.4%	0.4%	0.4%
Expected term of options (in years)	5.5	4.9	4.0
Weighted average fair value per option	$14.80	$10.97	$8.36

The above pro forma information is based on the circumstances and assumptions in effect for each of the respective periods and, therefore, is not necessarily representative of the actual effect of SFAS 123 on net income or earnings per share in future years.

Comprehensive Income

The accumulated aftertax other comprehensive income (loss) adjustments at December 31, 2002 and 2001, net of aggregate tax benefits of $1.0 million and $1.0 million, respectively, by component and in the aggregate, follows (in thousands):

	December 31,	
	2002	2001
Cumulative foreign currency translation adjustments	$(2,571)	$(3,352)
Unrealized appreciation in fair value of investments	1,975	701
Equity adjustment for minimum pension liability	(3,571)	(2,283)
Total accumulated other comprehensive loss adjustments, net	$(4,167)	$(4,934)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses during the reporting periods, and amounts reported in the accompanying notes. Significant estimates underlying the accompanying consolidated financial statements include the allowance for doubtful accounts; the net carrying value of inventories; the goodwill impairment assessment; accruals pursuant to the Company's restructuring initiatives; employee benefit plan assumptions and reserves; current and deferred income tax assets, liabilities and provisions; and various other operating allowances and accruals (including health and property/casualty insurance accruals). Actual results could differ from those estimates depending upon certain risks and uncertainties.

Potential risks and uncertainties, many of which are beyond the control of Omnicare include, but are not necessarily limited to, such factors as overall economic, financial and business conditions; delays in reimbursement by the government and other payors to customers and Omnicare; the overall financial condition of Omnicare's customers; the effect of new government regulations, executive orders and/or legislative initiatives, including those relating to reimbursement and drug pricing policies and in the interpretation and application of such policies; efforts by payors to control costs; the outcome of litigation; other contingent liabilities; loss or delay of contracts pertaining to the Company's Contract Research Organization ("CRO" or "CRO Services") segment for regulatory or other reasons; currency fluctuations between the U.S. dollar and other currencies; changes in tax law and regulation; access to capital and financing; the demand for Omnicare's products and services; pricing and other competitive factors in the industry; variations in costs or expenses; and changes in accounting rules and standards.

Recently Issued Accounting Standards

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement updates, clarifies and simplifies existing accounting pronouncements. This Statement is effective for the Company beginning January 1, 2003. The adoption of the standard did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 supersedes EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" and requires liabilities associated with exit and disposal activities to be expensed as incurred rather than at the date of the commitment to an exit or disposal plan. SFAS 146 is effective for exit or disposal activities of the Company that are initiated after December 31, 2002.

In October 2002, the FASB issued SFAS No. 147, "Acquisition of Certain Financial Institutions," which is not applicable to the Company.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of SFAS 123" ("SFAS 148"). While limited in scope, SFAS 148 provides additional transition guidance for those entities that elect to voluntarily adopt the accounting provisions of SFAS 123. The standard is intended to encourage the adoption of the provisions of SFAS 123 by providing three transitional implementation methodologies. Even for those companies choosing not to adopt the provisions of SFAS 123, SFAS 148 includes new disclosure requirements related to a company's issuance of stock compensation. The transition and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002. The new interim disclosure provisions are effective for the first interim period beginning after December 15, 2002. The disclosure provisions of SFAS 148 have been incorporated into the notes to consolidated financial statements and Omnicare currently intends to continue accounting for stock-based compensation plans in accordance with APB 25 and related Interpretations, as permitted by U.S. GAAP.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which expands previously issued accounting guidance and disclosure requirements for certain guarantees. FIN 45 requires Omnicare to recognize an initial liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability will be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure provisions of FIN 45 have been incorporated into the notes to consolidated financial statements, and its implementation has not had a material impact on the Company's financial position, results of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which is not applicable to the Company.

Reclassifications

Certain reclassifications of prior year amounts have been made to conform with the current year presentation.

Note 2 - Acquisitions

Since 1989, the Company has been involved in a program to acquire providers of pharmaceutical products and related pharmacy management services and medical supplies to long-term care facilities and their residents. The Company's strategy has included the acquisition of freestanding institutional pharmacy businesses as well as other assets, generally insignificant in size, which have been combined with existing pharmacy operations to augment their internal growth. From time to time, the Company may acquire other businesses such as long-term care software companies, contract research organizations, pharmacy consulting companies and medical supply companies, which complement the Company's core business. During the year ended December 31, 2002, the Company completed one acquisition, which was an institutional pharmacy business that was accounted for using the purchase method. No acquisitions of businesses were completed during the years ended December 31, 2001 and 2000.

In accordance with accounting rules, all business combinations entered into after July 1, 2001 are accounted for using the purchase method. For acquisitions accounted for as purchases, including insignificant acquisitions, the purchase price paid for each has been allocated to the fair value of the assets acquired and liabilities assumed. Purchase price allocations are subject to final determination within one year after the acquisition date.

In January 2002, Omnicare completed the acquisition of the assets comprising the pharmaceutical business of American Pharmaceutical Services, Inc. and other related entities (collectively, "APS"). The acquisition, accounted for as a purchase business combination, included cash consideration and transaction costs which aggregated approximately $114 million (including an adjustment based on the closing balance sheet review). Up to an additional $18.0 million in total deferred payments may become payable in annual increments of up to $6.0 million each, contingent upon future performance, as evaluated in the first quarter of each of the next three years. The Company has completed its purchase price allocation, including the identification of goodwill and other intangible assets based on an appraisal performed by an independent valuation firm.

At the time of the acquisition, APS provided professional pharmacy and related consulting services to approximately 60,000 residents of skilled nursing and assisted living facilities through its network of 32 pharmacies in 15 states, as well as respiratory and Medicare Part B services for residents of long-term care facilities. With the acquisition, Omnicare has achieved certain economies of scale and cost synergies, as well as expanded its geographic reach. The net assets and operating results of APS have been included in the Company's financial statements beginning in the first quarter of 2002.

The following table summarizes the estimated fair values of the net assets acquired at the date of the acquisition (in thousands):

Current assets	$ 40,934
Property and equipment	8,358
Intangible assets	4,400
Goodwill	60,072
Total net assets acquired	$113,764

In connection with the purchase of APS, the Company acquired amortizable intangible assets comprised of non-compete agreements and customer relationship assets totaling $1.3 million and $3.1 million, respectively. Amortization periods for the non-compete agreements and customer relationship assets are 10.0 years and 4.7 years, respectively, and 6.3 years on a weighted-average basis. The Company has also recorded goodwill totaling approximately $60 million (all of which is tax deductible) in connection with the acquisition, although this amount is subject to adjustment based primarily on the potential payment of any deferred consideration discussed above. Further discussion of goodwill and other intangible assets is included in Note 5.

Unaudited pro forma combined results of operations of the Company and APS for the year ended December 31, 2001 are presented below. Such pro forma presentation has been prepared assuming that the APS acquisition had been made as of January 1, 2001. Pro forma information is not presented for the year ended December 31, 2002 as the results of APS are included in those of the Company from the closing date of January 7, 2002, and the difference from the beginning of the period is not significant.

The unaudited pro forma combined financial information follows (in thousands, except per share data):

	For the year ended December 31, 2001
Net sales	$2,451,214
Net income	$ 73,461
Earnings per share:	
Basic	$ 0.79
Diluted	$ 0.78

Warrants outstanding as of December 31, 2002, issued in prior years in connection with acquisitions, represent the right to purchase 1.8 million shares of Omnicare common stock. These warrants can be exercised at any time through 2006 at prices ranging from $29.70 to $48.00 per share. There were no warrants to purchase shares of common stock exercised in 2002.

Notes to Consolidated Financial Statements

The purchase agreements for acquisitions generally include clauses whereby the seller will or may be paid additional consideration at a future date depending on the passage of time and/or whether certain future events occur. The agreements also include provisions containing a number of representations and covenants by the seller and provide that if those representations or covenants are violated or found not to have been true, Omnicare may offset any payments required to be made at a future date against any claims it may have under indemnity provisions in the agreement. There are no significant anticipated future offsets against acquisition-related payables and/or contingencies under indemnity provisions as of December 31, 2002 and 2001. Amounts contingently payable through 2005, primarily payments originating from earnout provisions (including up to an additional $18.0 million relating to APS), total approximately $27.2 million as of December 31, 2002 and, if paid, will be recorded as additional purchase price, serving to increase goodwill in the period in which the contingencies are resolved and payment is made. The amount of cash paid for acquisitions of businesses in the Consolidated Statements of Cash Flows represents acquisition related payments made in each of the years of acquisition, as well as acquisition related payments made during each of the years pursuant to acquisition transactions entered into in prior years.

Note 3 - Cash and Cash Equivalents

A summary of cash and cash equivalents follows (in thousands):

	December 31, 2002	2001
Cash (including restricted cash)	$ 58,751	$ 48,226
Money market funds	20,334	9,206
U.S. government-backed repurchase agreements	61,998	113,886
	$141,083	$171,318

Repurchase agreements represent investments in U.S. government-backed securities (government agency issues and treasury issues at December 31, 2002 and 2001, respectively), under agreements to resell the securities to the counterparty. The term of the agreement usually spans overnight, but in no case is longer than 30 days. The Company has a collateralized interest in the underlying securities of repurchase agreements, which are segregated in the accounts of the bank counterparty.

Note 4 - Properties and Equipment

A summary of properties and equipment follows (in thousands):

	December 31, 2002	2001
Land	$ 1,553	$ 1,553
Buildings and building improvements	5,256	5,044
Computer equipment and software	172,605	154,532
Machinery and equipment	79,804	89,855
Furniture, fixtures and leasehold improvements	58,560	64,253
	317,778	315,237
Accumulated depreciation	(177,870)	(160,164)
	$ 139,908	$ 155,073

Note 5 - Goodwill and Other Intangible Assets

In accordance with SFAS 142, the Company discontinued the amortization of goodwill effective January 1, 2002. A reconciliation of the previously reported net income and earnings per share to the amounts adjusted for the exclusion of goodwill amortization, net of tax, follows (in thousands, except per share data):

	For the years ended December 31, 2002	2001	2000
Net income, as reported	$125,906	$74,271	$48,817
Goodwill amortization, net of tax	—	20,583	20,582
Adjusted net income	$125,906	$94,854	$69,399
Basic earnings per share:			
Net income, as reported	$ 1.34	$ 0.80	$ 0.53
Goodwill amortization, net of tax	—	0.22	0.22
Adjusted net income	$ 1.34	$ 1.02	$ 0.75
Diluted earnings per share:			
Net income, as reported	$ 1.33	$ 0.79	$ 0.53
Goodwill amortization, net of tax	—	0.22	0.22
Adjusted net income	$ 1.33	$ 1.01	$ 0.75

The Company determined that there was no indication that goodwill was impaired at the date of adoption of SFAS 142. During the third quarter of 2002, the Company completed its annual goodwill impairment assessment based on an evaluation of estimated future cash flows and determined that goodwill was not impaired.

Changes in the carrying amount of goodwill for the year ended December 31, 2002, by business segment, are as follows (in thousands):

	Pharmacy Services	CRO Services	Total
Balance as of January 1, 2002	$1,085,938	$37,862	$1,123,800
Goodwill acquired in the year ended December 31, 2002	61,272	—	61,272
Other	2,729	1,106	3,835
Balance as of December 31, 2002	$1,149,939	$38,968	$1,188,907

The "Other" caption above includes the settlement of acquisition matters relating to pre-2002 acquisitions (including payments pursuant to acquisition agreements such as deferred payments, indemnification payments and payments originating from earnout provisions), as well as the effect of adjustments due to foreign currency translations.

The table below presents the Company's other intangible assets at December 31, 2002 and 2001, all of which are subject to amortization (in thousands):

	December 31, 2002		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Non-compete agreements	$10,106	$(6,500)	$3,606
Customer relationship assets	3,100	(660)	2,440
Other	373	(230)	143
Total	$13,579	$(7,390)	$6,189

	December 31, 2001		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Non-compete agreements	$8,963	$(5,754)	$3,209
Other	190	(149)	41
Total	$9,153	$(5,903)	$3,250

Pretax amortization expense related to intangible assets was $1.5 million, $1.2 million and $0.7 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Estimated annual amortization expense for intangible assets subject to amortization at December 31, 2002 for the next five fiscal years is as follows (in thousands):

Year Ended December 31,	Amortization Expense
2003	$1,329
2004	1,160
2005	1,095
2006	750
2007	309

Note 6 - Leasing Arrangements

The Company has operating leases that cover various operating and administrative facilities, and certain operating equipment. In most cases, the Company expects that these leases will be renewed or replaced by other leases in the normal course of business. There are no significant contingent rentals in the Company's operating leases.

The following is a schedule of future minimum rental payments required under operating leases that have initial or remaining noncancellable terms in excess of one year as of December 31, 2002 (in thousands):

2003	$ 20,544
2004	18,267
2005	15,915
2006	14,366
2007	22,806
Later years	23,024
Total minimum payments required	$114,922

Total rent expense under operating leases for the years ended December 31, 2002, 2001 and 2000 were $31.8 million, $27.1 million and $27.9 million, respectively.

Note 7 - Long-Term Debt

A summary of long-term debt follows (in thousands):

	December 31, 2002	2001
Revolving line of credit facilities	$ —	$ 30,000
Convertible subordinated debentures	345,000	345,000
Senior subordinated notes	375,000	375,000
Capitalized lease obligations	297	1,062
	720,297	751,062
Less current portion	(110)	(393)
	$720,187	$750,669

The following is a schedule of required long-term debt payments due during each of the next five years and thereafter, as of December 31, 2002 (in thousands):

2003	$ 110
2004[(a)]	180
2005	7
2006	—
2007	345,000
Later years	375,000
	$720,297

(a) In January 2003, the Company borrowed $499.0 million under the Revolving Credit Facility to finance its acquisition of NCS HealthCare, Inc. ("NCS") (see Note 19).

Total interest payments made for the years ended December 31, 2002, 2001 and 2000 were $51.8 million, $44.1 million and $54.0 million, respectively. As of December 31, 2002, the Company had approximately $7.5 million outstanding relating to standby letters of credit, substantially all of which are subject to automatic annual renewals.

Revolving Credit Facilities

In March 2001, the Company entered into a new three-year syndicated $495.0 million revolving line of credit facility (the "Revolving Credit Facility"), including a $25.0 million letter of credit subfacility, with various lenders. Subsequent to the closing of the Revolving Credit Facility, the Company received commitments from additional financial institutions that allowed the Company to increase the size of the Revolving Credit Facility to $500.0 million.

Borrowings under the Revolving Credit Facility bear interest, at the Company's option, at a rate equal to either: (i) London Inter-bank Offerer Rate ("LIBOR") plus a margin that varies depending on certain ratings on the Company's long-term debt; or (ii) the higher of (a) the prime rate or (b) the sum of the federal funds rate plus 0.50%. The margin was 1.375% at December 31, 2002. Additionally, the Company is charged a commitment fee on the unused portion of the Revolving Credit Facility, which also varies depending on such ratings. At December 31, 2002, the commitment fee was 0.375%. The Revolving Credit Facility agreement contains financial covenants, which include a fixed charge coverage ratio and minimum consolidated net worth levels as well as certain representations and warranties, affirmative and negative covenants, and events of default customary for such a facility. The Company was in compliance with these covenants as of December 31, 2002. The three-year Revolving Credit Facility had no outstanding loans as of December 31, 2002, compared with $30.0 million outstanding at December 31, 2001. In January 2003, the Company borrowed $499.0 million under the Revolving Credit Facility to finance its acquisition of NCS (see Note 19).

Upon the issuance of the Revolving Credit Facility, the Company had deferred debt issuance costs of $6.3 million. During 2002, 2001 and 2000, respectively, the Company amortized approximately $2.0 million, $1.9 million and $1.2 million of deferred debt issuance costs related to its revolving credit facilities.

Convertible Subordinated Debentures

In December 1997, the Company issued $345.0 million of 5.0% convertible subordinated debentures ("Debentures"), due 2007. The Debentures are convertible into common stock at any time after March 4, 1998 at the option of the holder at a price of $39.60 per share. At any time on or after December 6, 2000, the Debentures are redeemable at the Company's option on at least 30 days' notice as a whole or, from time to time, in part at prices (expressed as a percentage of the principal amount) ranging from 102.5% at December 1, 2002, scaling downward ratably at 0.5% intervals to 100.0% at December 1, 2007 together with accrued interest to, but excluding, the date fixed for redemption. In connection with the issuance of the Debentures, the Company deferred $8.5 million in debt issuance costs, of which approximately $0.9 million was amortized in each of the three years ended December 31, 2002. The Debentures contain certain covenants and events of default customary for such instruments.

Senior Subordinated Notes

Concurrent with the issuance of the Revolving Credit Facility, the Company completed the issuance, at par value, of $375.0 million of 8.125% senior subordinated notes (the "Senior Notes"), due 2011. In connection with the issuance of the Senior Notes, the Company deferred $11.1 million in debt issuance costs, of which approximately $1.1 million and $0.8 million, were amortized during 2002 and 2001, respectively. The Senior Notes contain certain affirmative and negative covenants and events of default customary for such instruments. The Senior Notes were subsequently exchanged for replacement notes with identical terms, which were registered with the Securities and Exchange Commission.

Note 8 - Stock Incentive Plans

At December 31, 2002, the Company has three stock incentive plans under which it may grant stock-based incentives to key employees. Under these plans, stock options generally become exercisable beginning one year following the date of grant and vest in four equal annual installments of 25%, or become exercisable beginning four years following the date of grant and vest in one installment of 100%.

Under the 1992 Long-Term Stock Incentive Plan, the Company may grant stock awards, stock appreciation rights and stock options at not less than the fair market value of the Company's common stock on the date of grant. As of December 31, 2002, approximately 0.2 million shares were available for grant under this plan.

During 1995, the Company's Board of Directors and stockholders approved the 1995 Premium-Priced Stock Option Plan, providing options to purchase 2.5 million shares of Company common stock available for grant at an exercise price of 125% of the stock's fair market value at the date of grant. As of December 31, 2002, an insignificant amount of shares were available for grant under this plan.

During 1998, the Company's Board of Directors approved the 1998 Long-Term Employee Incentive Plan (the "1998 Plan"), under which the Company was authorized to grant stock-based incentives to a broad base of employees (excluding executive officers and directors of the Company) in an amount initially aggregating up to 1.0 million shares of Company common stock for non-qualified options, stock awards and stock appreciation rights. In March 2000 and November 2002, the Company's Board of Directors amended the 1998 Plan to increase the shares available for granting to 3.5 million and 6.3 million, respectively. As of December 31, 2002, approximately 3.3 million shares were available for grant under this plan.

The Company also has a Director Stock Plan, which allows for stock options and stock awards to be granted to certain non-employee directors. As of December 31, 2002, approximately 0.1 million shares were available for grant under this plan.

Summary information for stock options is presented below (in thousands, except exercise price data):

2002	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	7,913	$19.31
Options granted	2,074	26.38
Options exercised	(230)	15.30
Options forfeited	(249)	25.47
Options outstanding, end of year	9,508	$20.78
Options exercisable, end of year	4,518	$20.45

2001	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	7,796	$18.06
Options granted	1,760	19.98
Options exercised	(1,429)	11.79
Options forfeited	(214)	22.35
Options outstanding, end of year	7,913	$19.31
Options exercisable, end of year	3,082	$21.80

2000	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	6,692	$18.42
Options granted	1,675	16.34
Options exercised	(172)	6.30
Options forfeited	(399)	21.41
Options outstanding, end of year	7,796	$18.06
Options exercisable, end of year	3,035	$19.48

The following summarizes information about stock options outstanding and exercisable as of December 31, 2002 (in thousands, except exercise price and remaining life data):

OPTIONS OUTSTANDING

Range of Exercise Prices	Number Outstanding at 12/31/02	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
$ 4.11 - $12.34	1,087	4.9	$11.62
12.35 - 15.42	2,050	6.5	15.42
15.43 - 18.32	1,254	7.4	16.57
18.33 - 24.86	1,972	8.8	20.16
24.87 - 55.08	3,145	7.4	29.52
$ 4.11 - $55.08	9,508	7.2	$20.78

OPTIONS EXERCISABLE

Range of Exercise Prices	Number Exercisable at 12/31/02	Weighted Average Exercise Price
$ 4.11 - $12.34	793	$11.53
12.35 - 15.42	1,432	15.42
15.43 - 18.32	533	16.57
18.33 - 24.86	437	20.07
24.87 - 55.08	1,323	32.94
$ 4.11 - $55.08	4,518	$20.45

Nonvested stock awards that are granted to key employees at the discretion of the Compensation and Incentive Committee of the Board of Directors are restricted as to the transfer of ownership and generally vest over a seven-year period, with a greater proportion vesting in the latter years. Unrestricted stock awards are granted annually to all members of the Board of Directors, and non-employee directors also receive nonvested stock awards that generally vest on the third anniversary of the date of grant. The fair value of a stock award is equal to the fair market value of a share of Company stock at the grant date.

Summary information relating to stock award grants is presented below:

	For the years ended December 31,		
	2002	2001	2000
Nonvested shares	538,529	512,364	947,438
Unrestricted shares	4,800	4,800	5,200
Weighted average grant date fair value	$ 21.32	$ 20.35	$ 9.85

When granted, the cost of nonvested stock awards is deferred and amortized over the vesting period. Unrestricted stock awards are expensed during the year granted. During 2002, 2001 and 2000, the amount of compensation expense related to stock awards was $5.9 million, $3.8 million and $3.9 million, respectively.

Note 9 - Related Party Transactions

The Company subleased offices from Chemed Corporation ("Chemed"), a stockholder, in part of 2002 and all of 2001 and 2000. The Company was charged for consulting services pertaining to information systems development in part of 2001 and all of 2000. In 2002, 2001 and 2000, the Company was also charged for the occasional use of Chemed's corporate aviation department, rent and other incidental expenses based on Chemed's cost. The Company believes that the method by which such charges were determined was reasonable and that the charges are essentially equal to that which would have been incurred if the Company had operated as an unaffiliated entity. Charges to the Company for these services for the years ended December 31, 2002, 2001 and 2000 were $0.3 million, $1.0 million and $1.4 million, respectively. Net amounts owed by the Company to Chemed were not significant at either December 31, 2002 or 2001.

Note 10 - Employee Benefit Plans

The Company has various defined contribution savings plans under which eligible employees can participate by contributing a portion of their salary for investment, at the direction of each employee, in one or more investment funds. Several of the plans were adopted in connection with certain of the Company's acquisitions. The plans are tax-deferred arrangements pursuant to Internal Revenue Code ("IRC") Section 401(k) and are subject to the provisions of the Employee Retirement Income Security Act ("ERISA"). The Company matches employee contributions in varying degrees (either in shares of the Company's common stock or cash, in accordance with the applicable plan provisions) based on the contribution levels of the employees, as specified in the respective plan documents. Expense relating to the Company's defined contribution plans for the years ended December 31, 2002, 2001 and 2000 was $3.8 million, $3.9 million and $4.0 million, respectively.

The Company has a non-contributory, defined benefit pension plan covering certain corporate headquarters employees and the employees of several companies sold by the Company in 1992, for which benefits ceased accruing upon the sale (the "Qualified Plan"). Benefits accruing under this plan to corporate headquarters employees were fully vested and frozen as of January 1, 1994. Obligations under the plan of $2.4 million were fully funded at December 31, 2002.

The Company also has an excess benefit plan which provides retirement payments to participants in amounts consistent with what they would have received under the Qualified Plan if payments to them under the Qualified Plan were not limited by the IRC and other restrictions. Retirement benefits are based primarily on an employee's years of service and compensation near retirement and are calculated on a basis consistent with the Qualified Plan. The Company has established rabbi trusts, which are invested primarily in a mutual fund holding U.S. Treasury obligations, to provide for the obligation under the excess benefit plan. The Company's policy is to fund pension costs in accordance with the funding provisions of ERISA. Expense relating to the Company's excess benefit plan totaled $4.8 million for the year ended December 31, 2002, and $4.0 million for each of the years ended December 31, 2001 and 2000.

Actuarial assumptions used to calculate the benefit obligations and expenses include a 6.75% interest rate as of December 31, 2002 (7.25% at December 31, 2001 and 7.75% at December 31, 2000, respectively), an expected long-term rate of return on assets of 8% and a 6% rate of increase in compensation levels.

The aggregate assets invested for settlement of the Company's pension obligations, including rabbi trust assets, ("plan assets") as of December 31, 2002 and 2001 are greater than the aggregate Accumulated Benefit Obligation ("ABO") by $3.2 million and $3.1 million, respectively. Since rabbi trust assets do not serve to offset the Company's pension obligation in accordance with U.S. GAAP, an additional minimum pension liability has been recorded, as a component of other comprehensive income, for the difference between the ABO and the recorded liability for the excess benefit plan. The plan assets as of December 31, 2002 and 2001 are (less)/greater than the aggregate Projected Benefit Obligation ("PBO") by $(2.3) million and $0.2 million, respectively (collectively referred to as "net PBO"). The decrease in the net PBO from the prior year of $2.5 million primarily relates to an increase in plan assets of $4.9 million, more than offset by an actuarial loss of $4.0 million, interest expense (including the change in the discount rate) of $2.8 million and service costs of $0.6 million. Plan assets amounted to $25.1 million and $20.2 million at December 31, 2002 and 2001, respectively.

In addition, the Company also has supplemental pension plans ("SPPs") in which certain of its officers participate. Retirement benefits under the SPPs are calculated on the basis of a specified percentage of the officers' covered compensation, years of credited service and a vesting schedule, as specified in the plan documents. One of the SPPs terminated in 2000, resulting in benefit payments of $2.4 million.

In November 1999, the Company's Board of Directors adopted the Omnicare StockPlus Program, a non-compensatory employee stock purchase plan (the "ESPP"). Under the ESPP, employees and non-employee directors of the Company who elect to participate may contribute up to 6% of eligible compensation (or an amount not to exceed $20,000 for non-employee directors) to purchase shares of the Company's common stock. For each share of stock purchased, the participant also receives two options to purchase additional shares of the Company's stock. The options are subject to a four-year vesting period and are generally subject to forfeiture in the event the related shares are not held by the participant for a minimum of two years. The options have a ten-year life from the date of issuance. Amounts contributed to the ESPP are used by the plan administrator to purchase the Company's stock on the open market. Options awarded under the ESPP are issued out of the 1992 Long-Term Stock Incentive Plan and the 1998 Long-Term Employee Incentive Plan, and are included in the option activity presented in Note 8 to the Consolidated Financial Statements.

Note 11 - Income Taxes

The provision for income taxes is comprised of the following (in thousands):

	For the years ended December 31, 2002	2001	2000
Current provision:			
Federal	$55,898	$26,440	$ 8,304
State and local	5,145	1,709	575
Foreign	674	60	60
	61,717	28,209	8,939
Deferred provision:			
Federal	12,881	16,314	17,967
State	2,547	991	1,800
	15,428	17,305	19,767
Total income tax provision	$77,145	$45,514	$28,706

Tax benefits related to the exercise of stock options and stock awards have been credited to paid-in capital in amounts of $0.6 million and $5.3 million for 2002 and 2001, respectively. These amounts were not significant during 2000.

The difference between the Company's reported income tax expense and the federal income tax expense computed at the statutory rate of 35% is explained in the following table (in thousands):

	For the years ended December 31, 2002		2001		2000	
Federal income tax at the statutory rate	$71,068	35.0%	$41,925	35.0%	$27,133	35.0%
State and local income taxes, net of federal income tax benefit	4,999	2.5	1,712	1.4	1,123	1.5
Amortization of nondeductible intangible assets	—	—	3,177	2.7	3,037	3.9
Nondeductible pooling-of-interest/merger and acquisition costs	—	—	(401)	(0.3)	(622)	(0.8)
Impact of net operating loss	—	—	—	—	(373)	(0.5)
Other, net (including tax accrual adjustments)	1,078	0.5	(899)	(0.8)	(1,592)	(2.1)
Total income tax provision	$77,145	38.0%	$45,514	38.0%	$28,706	37.0%

Income tax payments (refunds), net, amounted to $64.2 million, $16.0 million and $(6.8) million in 2002, 2001 and 2000, respectively.

A summary of deferred tax assets and liabilities follows (in thousands):

	December 31, 2002	2001
Accounts receivable reserves	$ 16,691	$ 12,517
Accrued liabilities	34,821	33,738
Other	11,879	7,012
Gross deferred tax assets	$ 63,391	$ 53,267
Fixed assets and depreciation methods	$ 7,963	$ 10,121
Amortization of intangibles	111,384	87,829
Current and noncurrent assets	7,041	6,892
Other	2,453	1,773
Gross deferred tax liabilities	$128,841	$106,615

Note 12 – Earnings Per Share Data

Basic earnings per share are computed based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share include the dilutive effect of stock options and warrants.

The following is a reconciliation of the numerator and denominator of the basic and diluted earnings per share ("EPS") computations (in thousands, except per share data):

	For the year ended December 31, 2002		
	Income (Numerator)	Shares (Denominator)	Per Share Amounts
Basic EPS			
Net income	$125,906	94,168	$1.34
Effect of Dilutive Securities			
Stock options and stock warrants	—	737	
Diluted EPS			
Net income plus assumed conversions	$125,906	94,905	$1.33

	For the year ended December 31, 2001		
	Income (Numerator)	Shares (Denominator)	Per Share Amounts
Basic EPS			
Net income	$74,271	93,124	$0.80
Effect of Dilutive Securities			
Stock options and stock warrants	—	634	
Diluted EPS			
Net income plus assumed conversions	$74,271	93,758	$0.79

	For the year ended December 31, 2000		
	Income (Numerator)	Shares (Denominator)	Per Share Amounts
Basic EPS			
Net income	$48,817	92,012	$0.53
Effect of Dilutive Securities			
Stock options and stock warrants	—	—	
Diluted EPS			
Net income plus assumed conversions	$48,817	92,012	$0.53

During the years ended December 31, 2002, 2001 and 2000, the anti-dilutive effect associated with selected options and warrants was excluded from the computation of diluted earnings per share, since the exercise price of these options and warrants was greater than the average market price of the Company's common stock during these periods. The aggregate anti-dilutive stock options and warrants excluded for those years totaled 4.5 million, 3.8 million, and 7.6 million, respectively.

The $345.0 million of Convertible Debentures which are convertible into approximately 8.7 million shares at $39.60 per share were outstanding during 2002, 2001 and 2000, but were not included in the computation of diluted EPS for the years ended December 31, 2002, 2001 and 2000 because the impact during these periods was anti-dilutive.

Note 13 - Restructuring and Other Related Charges

Phase I Program

In 2000, the Company completed its previously disclosed productivity and consolidation program (the "Phase I Program"). The Phase I Program was implemented to allow the Company to gain maximum benefit from its acquisition program and to respond to changes in the healthcare industry. As part of the Phase I Program, the roster of pharmacies and other operating locations was reconfigured through the consolidation, relocation, closure and opening of sites, resulting in a net reduction of 59 locations. The Phase I Program also resulted in the reduction of the Company's work force by 16%, or approximately 1,800 full- and part-time employees.

Details of the restructuring and other related charges relating to the Phase I productivity and consolidation program follow (in thousands):

	2000 Provision	Utilized during 2000	Balance at December 31, 2000
Restructuring charges:			
Employee severance	$ 3,296	$ (8,367)	$3,390
Employment agreement buy-outs	1,048	(3,735)	676
Lease terminations	1,881	(3,811)	2,593
Other assets and facility exit costs	10,627	(9,737)	2,538
Total restructuring charges	16,852	$(25,650)	$9,197
Other related charges	10,347		
Total restructuring and other related charges	$27,199		

	Utilized during 2001	Balance at December 31, 2001
Restructuring charges:		
Employee severance	$(2,997)	$ 393
Employment agreement buy-outs	(676)	—
Lease terminations	(1,775)	818
Other assets and facility exit costs	(2,299)	239
Total restructuring charges	$(7,747)	$1,450

	Utilized during 2002	Balance at December 31, 2002
Restructuring charges:		
Employee severance	$ (393)	$ —
Employment agreement buy-outs	—	—
Lease terminations	(246)	572
Other assets and facility exit costs	(239)	—
Total restructuring charges	$ (878)	$ 572

In connection with this program, over the 1999 and 2000 periods, Omnicare recorded a total of $62.6 million pretax ($39.8 million after taxes) for restructuring and other related charges, of which $27.2 million pretax ($17.1 million after taxes, or $0.19 per diluted share) related to the 2000 year. The restructuring charges included severance pay, the buy-out of employment agreements, the buy-out of lease obligations, the write-off of other assets (representing a project-to-date cumulative amount of $11.0 million of pretax non-cash items, through December 31, 2000) and facility exit costs. The other related charges were primarily comprised of consulting fees and duplicate costs associated with the program, as well as the write-off of certain non-core healthcare investments.

As of December 31, 2002, the Company had paid approximately $23.3 million of severance and other employee-related costs relating to the reduction of approximately 1,800 employees. The remaining liabilities at December 31, 2002 represent amounts not yet paid relating to actions taken (comprised of remaining lease payments), and will be adjusted as these matters are settled.

Phase II Program

In 2001, the Company announced the implementation of a second phase of the productivity and consolidation initiative (the "Phase II Program"). The Phase II Program, completed on September 30, 2002, further streamlined operations, increased efficiencies and helped enhance the Company's position as a high quality, cost-effective provider of pharmaceutical services. Building on the previous efforts, the Phase II Program included the merging or closing of seven pharmacy locations and the reconfiguration in size and function of an additional ten locations. The Phase II Program also included a reduction in occupied building space in certain locations and the rationalization or reduction of staffing levels in the CRO business in order to better garner the efficiencies of the integration and functional reorganization of that business. The Phase II Program encompassed a net reduction of approximately 460 employees, or about 5% of the Company's total workforce, across both the Pharmacy Services and CRO Services segments.

In connection with the Phase II Program, the Company expensed a total of $18.3 million pretax ($11.4 million aftertax, or $0.12 per diluted share) for restructuring charges during the year ended December 31, 2001. Further, approximately $23.2 million pretax ($14.4 million aftertax, or $0.15 per diluted share) was recorded during the year ended December 31, 2002, when the amounts were required to be recognized in accordance with U.S. GAAP. The restructuring charges included severance pay, the buy-out of employment agreements, the buy-out of lease obligations, the write-off of leasehold improvements and other assets, and related fees and facility exit costs.

Details of the pretax restructuring charges relating to the Phase II Program follow (in thousands):

	2001 Provision/ Accrual	Utilized during 2001	Balance at December 31, 2001
Restructuring charges:			
Employee severance	$ 4,256	$ (2,614)	$1,642
Employment agreement buy-outs	2,086	(1,578)	508
Lease terminations	2,711	(2,105)	606
Other assets, fees and facility exit costs	9,291	(6,264)	3,027
Total restructuring charges	$18,344	$(12,561)	$5,783

	2002 Provision/ Accrual	Utilized during 2002	Balance at December 31, 2002
Restructuring charges:			
Employee severance	$ 2,177	$ (2,655)	$1,164
Employment agreement buy-outs	—	(214)	294
Lease terminations	5,862	(1,846)	4,622
Other assets, fees and facility exit costs	15,156	(14,690)	3,493
Total restructuring charges	$23,195	$(19,405)	$9,573

As of December 31, 2002, the Company had paid approximately $7.1 million of severance and other employee-related costs relating to the reduction of approximately 460 employees. The remaining liabilities recorded at December 31, 2002 represent amounts not yet paid or settled relating to actions taken, and will be adjusted in future periods as these matters are finalized.

Note 14 - Other Expense

Included in the 2001 results are other expense items totaling $1.8 million pretax ($1.1 million aftertax, or $0.01 per diluted share) and $3.0 million pretax ($1.9 million aftertax, or $0.02 per diluted share). The $1.8 million special charge recorded in the first quarter of 2001 represents a repayment to the Medicare program of overpayments made to one of the Company's pharmacy units during the period from January 1997 through April 1998. As part of its corporate compliance program, the Company learned of the overpayments, which related to Medicare Part B claims that contained documentation errors, and notified the Health Care Financing Administration (now known as the Centers for Medicare & Medicaid Services) for review and determination of the amount of overpayment. The $3.0 million special charge recorded in the second quarter of 2001 represents a settlement during June 2001 of certain contractual issues with a customer, which issues and amount relate to prior year periods.

Note 15 - Shareholders' Rights Plan

In May 1999, the Company's Board of Directors declared a dividend, payable on June 2, 1999, of one preferred share purchase right (a "Right") for each outstanding share of the Company's $1.00 per share par value common stock, that, when exercisable, entitles the registered holder to purchase from the Company one ten-thousandth of a share of Series A Junior Participating Preferred Stock of the Company, without par value (the "Preferred Shares"), at a price of $135 per one ten-thousandth of a share, subject to adjustment. Upon certain events relating to the acquisition of, commencement or announcement of, or announcement of an intention to make a tender offer or exchange offer that would result in the beneficial ownership of 15% or more of the Company's outstanding common stock by an individual or group of individuals (the "Distribution Date"), the Rights not owned by the 15% stockholder will entitle its holder to purchase, at the Right's then current exercise price, common shares having a market value of twice such exercise price. Additionally, if after any person has become a 15% stockholder, the Company is involved in a merger or other business combination with any other person, each Right will entitle its holder (other than the 15% stockholder) to purchase, at the Right's then current exercise price, common shares of the acquiring company having a value of twice the Right's then current exercise price. The Rights will expire on May 17, 2009, unless redeemed earlier by the Company at $0.01 per Right until the Distribution Date.

Note 16 - Segment Information

Based on the "management approach" as defined by SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," Omnicare has two operating business segments. The Company's largest segment is Pharmacy Services. Pharmacy Services provides distribution of pharmaceuticals, related pharmacy consulting, data management services and medical supplies to long-term care facilities in 45 states in the United States of America ("USA") at December 31, 2002. The Company's other reportable segment is CRO Services, which provides comprehensive product development services to client companies in pharmaceutical, biotechnology, medical devices and diagnostics industries in 28 countries around the world at December 31, 2002, including the USA.

The table below presents information about the reportable segments as of and for the years ended December 31, 2002, 2001 and 2000 and should be read in connection with the paragraphs that follow (in thousands):

Notes to Consolidated Financial Statements

2002:	Pharmacy Services	CRO Services	Corporate and Consolidating	Consolidated Totals
Net sales	$2,467,237	$165,517	$ —	$2,632,754
Depreciation and amortization	40,389	2,237	2,637	45,263
Restructuring charges	(6,769)	(16,426)	—	(23,195)
Operating income (expense)	288,196	4,610	(36,220)	256,586
Total assets	2,126,718	120,155	180,712	2,427,585
Capital expenditures	22,900	776	972	24,648
2001:				
Net sales	$ 2,033,752	$ 149,284	$ —	$ 2,183,036
Depreciation and amortization	68,390	3,881	1,799	74,070
Restructuring charges	(8,504)	(9,840)	—	(18,344)
Other (expense)	(4,817)	—	—	(4,817)
Operating income (expense)	200,780	2,540	(29,826)	173,494
Total assets	1,953,243	133,371	203,662	2,290,276
Capital expenditures	23,571	1,504	1,147	26,222
2000:				
Net sales	$ 1,858,697	$ 129,142	$ —	$ 1,987,839
Depreciation and amortization	69,346	3,458	1,169	73,973
Restructuring and other related charges	(21,615)	(5,584)	—	(27,199)
Operating income (expense)	156,589	1,664	(27,566)	130,687
Total assets	1,960,870	117,212	132,136	2,210,218
Capital expenditures	26,866	3,119	2,438	32,423

In accordance with EITF No. 01-14, the Company included in its reported CRO segment net sales amounts, reimbursable out-of-pockets totaling $26.3 million, $23.9 million and $16.5 million pretax for the years ended December 31, 2002, 2001 and 2000, respectively.

Additionally, in accordance with Omnicare's adoption of SFAS No. 142, the Company discontinued amortization of goodwill as of January 1, 2002. Accordingly, no goodwill amortization was recorded during the year ended December 31, 2002. Pretax goodwill amortization for years ended December 31, 2001 and 2000 totaled $32.1 million and $31.6 million, respectively, for the Pharmacy Services segment, and $1.1 million and $1.1 million, respectively, for the CRO Services segment.

The following summarizes sales and long-lived assets by geographic area as of and for the years ended December 31, 2002, 2001 and 2000 (in thousands):

	Net Sales			Long-Lived Assets		
	2002	2001	2000	2002	2001	2000
United States	$2,596,605	$2,147,537	$1,951,660	$138,516	$153,562	$156,610
Foreign	36,149	35,499	36,179	1,392	1,511	1,925
Total	$2,632,754	$2,183,036	$1,987,839	$139,908	$155,073	$158,535

The determination of foreign sales is based on the country in which the sales originate. No individual foreign country's sales were material to the consolidated sales of Omnicare. In accordance with EITF No. 01-14, Omnicare included in its net sales, during the years ended December 31, 2002, 2001 and 2000, reimbursable out-of-pockets totaling $18.6 million, $17.2 million and $10.4 million, respectively, for the United States geographic area, $7.7 million, $6.7 million and $6.1 million, respectively, for the foreign geographic area and $26.3 million, $23.9 million and $16.5 million, respectively, for the total net sales.

Note 17 - Summary of Quarterly Results (Unaudited)

The following table presents the Company's quarterly financial information for 2002 and 2001 (in thousands, except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2002					
Total net sales[a]	$638,314	$654,155	$664,718	$675,567	$2,632,754
Total direct costs[a]	474,110	483,225	489,151	495,215	1,941,701
Gross profit	164,204	170,930	175,567	180,352	691,053
Selling, general and administrative expenses	99,618	102,501	103,888	105,265	411,272
Restructuring charges (Note 13)	4,797	7,302	11,096	—	23,195
Operating income	59,789	61,127	60,583	75,087	256,586
Investment income	798	667	651	1,160	3,276
Interest expense	(14,176)	(14,475)	(14,339)	(13,821)	(56,811)
Income before income taxes	46,411	47,319	46,895	62,426	203,051
Income taxes	17,635	17,961	17,829	23,720	77,145
Net income	$ 28,776	$ 29,358	$ 29,066	$ 38,706	$ 125,906
Earnings per share:					
Basic	$ 0.31	$ 0.31	$ 0.31	$ 0.41	$ 1.34
Diluted[b]	$ 0.30	$ 0.31	$ 0.31	$ 0.41	$ 1.33
Weighted average number of common shares outstanding:					
Basic	93,963	94,175	94,245	94,286	94,168
Diluted[b]	94,598	95,292	94,710	97,684	94,905
2001					
Total net sales[a]	$ 529,408	$ 536,492	$ 547,843	$ 569,293	$ 2,183,036
Total direct costs[a]	389,144	394,429	402,312	417,752	1,603,637
Gross profit	140,264	142,063	145,531	151,541	579,399
Selling, general and administrative expenses	87,754	85,755	86,359	89,677	349,545
Goodwill amortization (Note 5)	8,162	8,335	8,393	8,309	33,199
Restructuring charges (Note 13)	—	—	15,409	2,935	18,344
Other expense (Note 14)	1,817	3,000	—	—	4,817
Operating income	42,531	44,973	35,370	50,620	173,494
Investment income	474	748	701	692	2,615
Interest expense	(13,909)	(14,415)	(14,201)	(13,799)	(56,324)
Income before income taxes	29,096	31,306	21,870	37,513	119,785
Income taxes	11,052	11,910	8,310	14,242	45,514
Net income	$ 18,044	$ 19,396	$ 13,560	$ 23,271	$ 74,271
Earnings per share:[c]					
Basic	$ 0.20	$ 0.21	$ 0.15	$ 0.25	$ 0.80
Diluted	$ 0.19	$ 0.21	$ 0.14	$ 0.25	$ 0.79
Weighted average number of common shares outstanding:					
Basic	92,422	93,198	93,345	93,515	93,124
Diluted	93,170	94,042	94,117	94,049	93,758

Note 17 - Summary of Quarterly Results (Unaudited)-Continued

(a) In accordance with the adoption of EITF No. 01-14, Omnicare has recorded reimbursements received for "out-of-pocket" expenses on a grossed-up basis in total net sales and total direct costs for both the 2002 and 2001 periods. EITF No. 01-14 relates solely to the Company's CRO Services business.

(b) The fourth quarter of 2002 includes the dilutive effect of the $345.0 million Convertible Debentures, which assumes conversion using the "if converted" method. Under that method, the Convertible Debentures are assumed to be converted to common shares (weighted for the number of days assumed to be outstanding during the period) and interest expense, net of taxes, related to the Convertible Debentures is added back to net income.

(c) Earnings per share is calculated independently for each separately reported quarterly and full year period. Accordingly, the sum of the separately reported quarters may not necessarily be equal to the per share amount for the corresponding full year period, as independently calculated.

Note 18 - Guarantor Subsidiaries

The Company's Senior Notes are fully and unconditionally guaranteed on an unsecured, joint and several basis by certain wholly owned subsidiaries of the Company (the "Guarantor Subsidiaries"). The following condensed consolidating financial data illustrates the composition of Omnicare, Inc. ("Parent"), the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries as of December 31, 2002 and 2001 for the balance sheets, as well as the statements of income and cash flows for each of the three years ended December 31, 2002, 2001 and 2000. Separate complete financial statements of the respective Guarantor Subsidiaries would not provide additional information which would be useful in assessing the financial condition of the Guarantor Subsidiaries and thus are not presented. No eliminations column is presented for the condensed consolidating statements of cash flows since there were no significant eliminating amounts during the periods presented.

Summary Consolidating Statements of Income

(in thousands)	Year ended December 31,				
2002:	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Omnicare, Inc. and Subsidiaries
Total net sales	$ —	$2,521,682	$111,072	$ —	$2,632,754
Cost of sales	—	1,850,455	91,246	—	1,941,701
Gross profit	—	671,227	19,826	—	691,053
Selling, general and administrative expenses	29,585	360,245	21,442	—	411,272
Restructuring charges	—	22,397	798	—	23,195
Operating income (loss)	(29,585)	288,585	(2,414)	—	256,586
Investment income	1,755	1,288	233	—	3,276
Interest expense	(56,082)	(547)	(182)	—	(56,811)
Income (loss) before income taxes	(83,912)	289,326	(2,363)	—	203,051
Income tax (benefit) expense	(31,887)	109,930	(898)	—	77,145
Equity in net income of subsidiaries	177,931	—	—	(177,931)	—
Net income (loss)	$125,906	$ 179,396	$ (1,465)	$(177,931)	$ 125,906

Note 18 - Guarantor Subsidiaries-Continued

Summary Consolidating Statements of Income-Continued

(in thousands)	Year ended December 31,				
2001:	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Omnicare, Inc. and Subsidiaries
Total net sales	$ —	$2,084,844	$148,489	$ (50,297)	$2,183,036
Cost of sales	—	1,524,989	128,945	(50,297)	1,603,637
Gross profit	—	559,855	19,544	—	579,399
Selling, general and administrative expenses	17,026	343,389	22,329	—	382,744
Restructuring charges	—	18,344	—	—	18,344
Other expense	—	4,817	—	—	4,817
Operating income (loss)	(17,026)	193,305	(2,785)	—	173,494
Investment income	1,767	613	235	—	2,615
Interest expense	(53,956)	(798)	(1,570)	—	(56,324)
Income (loss) before income taxes	(69,215)	193,120	(4,120)	—	119,785
Income tax (benefit) expense	(26,302)	73,509	(1,693)	—	45,514
Equity in net income of subsidiaries	117,184	—	—	(117,184)	—
Net income (loss)	$ 74,271	$ 119,611	$ (2,427)	$(117,184)	$ 74,271
2000:					
Total net sales	$ —	$1,886,231	$161,662	$ (60,054)	$1,987,839
Cost of sales	—	1,383,737	138,763	(60,054)	1,462,446
Gross profit	—	502,494	22,899	—	525,393
Selling, general and administrative expenses	13,383	326,415	27,709	—	367,507
Restructuring and other related charges	—	25,052	2,147	—	27,199
Operating income (loss)	(13,383)	151,027	(6,957)	—	130,687
Investment income	1,774	(274)	410	—	1,910
Interest expense	(54,126)	(767)	(181)	—	(55,074)
Income (loss) before income taxes	(65,735)	149,986	(6,728)	—	77,523
Income tax (benefit) expense	(24,322)	53,990	(962)	—	28,706
Equity in net income of subsidiaries	90,230	—	—	(90,230)	—
Net income (loss)	$ 48,817	$ 95,996	$ (5,766)	$ (90,230)	$ 48,817

Note 18 - Guarantor Subsidiaries-Continued

Condensed Consolidating Balance Sheets

(in thousands)	December 31,				
2002:	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Omnicare, Inc. and Subsidiaries
ASSETS					
Cash and cash equivalents	$ 95,693	$ 36,191	$ 6,052	$ —	$ 137,936
Restricted cash	—	3,147	—	—	3,147
Accounts receivable, net (including intercompany)	—	524,290	13,610	(15,043)	522,857
Inventories	—	185,521	4,943	—	190,464
Other current assets	1,399	144,399	1,356	—	147,154
Total current assets	97,092	893,548	25,961	(15,043)	1,001,558
Properties and equipment, net	2,931	126,452	10,525	—	139,908
Goodwill	—	1,121,728	67,179	—	1,188,907
Other noncurrent assets	31,234	65,029	949	—	97,212
Investment in subsidiaries	1,903,357	—	—	(1,903,357)	—
Total assets	$2,034,614	$2,206,757	$104,614	$(1,918,400)	$2,427,585
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities (including intercompany)	$ 37,363	$ 255,691	$ 18,639	$ (15,043)	$ 296,650
Long-term debt	—	187	—	—	187
5.0% convertible subordinated debentures, due 2007	345,000	—	—	—	345,000
8.125% senior subordinated notes, due 2011	375,000	—	—	—	375,000
Other noncurrent liabilities	2,189	132,577	920	—	135,686
Stockholders' equity	1,275,062	1,818,302	85,055	(1,903,357)	1,275,062
Total liabilities and stockholders' equity	$2,034,614	$2,206,757	$104,614	$(1,918,400)	$2,427,585
2001:					
ASSETS					
Cash and cash equivalents	$ 127,110	$ 37,304	$ 3,982	$ —	$ 168,396
Restricted cash	—	2,922	—	—	2,922
Accounts receivable, net (including intercompany)	—	462,882	24,648	(9,453)	478,077
Inventories	—	144,833	4,301	—	149,134
Other current assets	944	126,049	2,072	—	129,065
Total current assets	128,054	773,990	35,003	(9,453)	927,594
Properties and equipment, net	3,192	139,130	12,751	—	155,073
Goodwill	—	1,060,523	63,277	—	1,123,800
Other noncurrent assets	30,023	53,317	469	—	83,809
Investment in subsidiaries	1,754,149	—	—	(1,754,149)	—
Total assets	$1,915,418	$2,026,960	$111,500	$(1,763,602)	$2,290,276
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities (including intercompany)	$ 14,797	$ 246,338	$ 17,591	$ (9,453)	$ 269,273
Long-term debt	30,000	609	60	—	30,669
5.0% convertible subordinated debentures, due 2007	345,000	—	—	—	345,000
8.125% senior subordinated notes, due 2011	375,000	—	—	—	375,000
Other noncurrent liabilities	838	119,227	486	—	120,551
Stockholders' equity	1,149,783	1,660,786	93,363	(1,754,149)	1,149,783
Total liabilities and stockholders' equity	$1,915,418	$2,026,960	$111,500	$(1,763,602)	$2,290,276

Note 18 - Guarantor Subsidiaries-Continued

Condensed Consolidating Statements of Cash Flows

(in thousands)	Year ended December 31,			
2002:	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Omnicare, Inc. and Subsidiaries
Cash flows from operating activities:				
Provision for doubtful accounts	$ —	$ 30,269	$ 894	$ 31,163
Other	(29,513)	155,544	1,915	127,946
Net cash flows from operating activities	(29,513)	185,813	2,809	159,109
Cash flows from investing activities:				
Acquisition of businesses	—	(126,533)	(1,250)	(127,783)
Capital expenditures	—	(24,378)	(270)	(24,648)
Transfer of cash to trusts for employee health and severance costs, net of payments out of the trust	—	(225)	—	(225)
Other	—	272	1	273
Net cash flows from investing activities	—	(150,864)	(1,519)	(152,383)
Cash flows from financing activities:				
Borrowings on line of credit facilities	90,000	—	—	90,000
Payments on line of credit facilities	(120,000)	—	—	(120,000)
Proceeds from long-term borrowings	—	(214)	—	(214)
Proceeds from stock awards and exercise of stock options, net of stock tendered in payment	—	667	—	667
Dividends	—	(8,491)	—	(8,491)
Other	28,096	(28,024)	—	72
Net cash flows from financing activities	(1,904)	(36,062)	—	(37,966)
Effect of exchange rate changes on cash	—	—	780	780
Net increase (decrease) in cash and cash equivalents	(31,417)	(1,113)	2,070	(30,460)
Cash and cash equivalents at beginning of year - unrestricted	127,110	37,304	3,982	168,396
Cash and cash equivalents at end of year - unrestricted	$ 95,693	$ 36,191	$ 6,052	$ 137,936
2001:				
Cash flows from operating activities:				
Provision for doubtful accounts	$ —	$ 24,201	$ 1,289	$ 25,490
Other	(65,203)	190,247	2,553	127,597
Net cash flows from operating activities	(65,203)	214,448	3,842	153,087
Cash flows from investing activities:				
Acquisition of businesses	—	(20,263)	—	(20,263)
Capital expenditures	(703)	(21,546)	(3,973)	(26,222)
Transfer of cash to trusts for employee health and severance costs, net of payments out of the trust	—	(622)	—	(622)
Other	—	135	170	305
Net cash flows from investing activities	(703)	(42,296)	(3,803)	(46,802)
Cash flows from financing activities:				
Borrowings on line of credit facilities	70,000	—	—	70,000
Proceeds from long-term borrowings	375,000	—	—	375,000
Payments on line of credit facilities	(475,000)	—	—	(475,000)
Fees paid for financing arrangements	(16,254)	—	—	(16,254)
Other	190,607	(194,122)	214	(3,301)
Net cash flows from financing activities	144,353	(194,122)	214	(49,555)
Effect of exchange rate changes on cash	—	—	59	59
Net increase (decrease) in cash and cash equivalents	78,447	(21,970)	312	56,789
Cash and cash equivalents at beginning of year - unrestricted	48,663	59,274	3,670	111,607
Cash and cash equivalents at end of year - unrestricted	$ 127,110	$ 37,304	$ 3,982	$ 168,396

Note 18 - Guarantor Subsidiaries-Continued

Condensed Consolidating Statements of Cash Flows-Continued

(in thousands)	Year ended December 31,			
2000:	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Omnicare, Inc. and Subsidiaries
Cash flows from operating activities:				
Provision for doubtful accounts	$ —	$ 22,604	$ 4,125	$ 26,729
Other	(57,558)	158,883	4,647	105,972
Net cash flows from operating activities	(57,558)	181,487	8,772	132,701
Cash flows from investing activities:				
Acquisition of businesses	—	(36,018)	(5,646)	(41,664)
Capital expenditures	(1,859)	(26,423)	(4,141)	(32,423)
Transfer of cash to trusts for employee health and severance costs, net of payments out of the trust	—	(2,300)	—	(2,300)
Other	—	1,044	(773)	271
Net cash flows from investing activities	(1,859)	(63,697)	(10,560)	(76,116)
Cash flows from financing activities:				
Payments on line of credit facilities	(30,000)	—	—	(30,000)
Other	86,071	(97,790)	(58)	(11,777)
Net cash flows from financing activities	56,071	(97,790)	(58)	(41,777)
Effect of exchange rate changes on cash	—	—	(468)	(468)
Net (decrease) increase in cash and cash equivalents	(3,346)	20,000	(2,314)	14,340
Cash and cash equivalents at beginning of year - unrestricted	52,009	39,274	5,984	97,267
Cash and cash equivalents at end of year - unrestricted	$ 48,663	$ 59,274	$ 3,670	$111,607

Note 19 - Subsequent Event

On January 15, 2003, Omnicare closed its $5.50 per share cash tender offer for all of the issued and outstanding shares of Class A common stock and Class B common stock of NCS. Omnicare accepted, on January 15, 2003, all validly tendered shares for payment (totaling 17,510,126 shares of Class A common stock, representing approximately 94% of the then-outstanding Class A common stock, and 5,038,996 shares of Class B common stock, representing 100% of the then-outstanding Class B common stock). Omnicare subsequently acquired the remaining shares of Class A common stock of NCS.

The acquisition of NCS, to be accounted for as a purchase business combination, included cash consideration and transaction costs of approximately $493 million. The cash consideration included the payoff of certain NCS debt totaling approximately $325.5 million, which was retired by Omnicare immediately following the acquisition. The Company financed the acquisition with available cash, working capital and borrowings under its three-year, $500.0 million revolving credit facility. The Company has engaged an independent valuation firm to assist with the determination of the initial purchase price allocation, including the identification of goodwill and other identifiable intangible assets.

At the time of the acquisition, NCS provided professional pharmacy and related services to long-term care facilities, including skilled nursing centers and assisted living facilities comprising approximately 199,000 beds in 33 states and managed hospital pharmacies in 10 states. Omnicare expects to achieve certain economies of scale and operational efficiencies from the acquisition, while broadening Omnicare's geographical reach. The net assets and operating results of NCS will be included from the date of acquisition in the Company's financial statements beginning in the first quarter of 2003.

Five-Year Summary of Selected Financial Data

Omnicare, Inc. and Subsidiary Companies
(In thousands, except per share data)

	For the years ended and at December 31,				
	2002	2001	2000	1999	1998
INCOME STATEMENT DATA:[(a)(b)(c)]					
Total net sales[(d)]	$2,632,754	$2,183,036	$1,987,839	$1,880,998	$1,536,224
Net income	$ 125,906	$ 74,271	$ 48,817	$ 57,721	$ 80,379
Earnings per share data:					
Basic	$ 1.34	$ 0.80	$ 0.53	$ 0.63	$ 0.90
Diluted	$ 1.33	$ 0.79	$ 0.53	$ 0.63	$ 0.90
Dividends per share	$ 0.09	$ 0.09	$ 0.09	$ 0.09	$ 0.08
Weighted average number of common shares outstanding:					
Basic	94,168	93,124	92,012	90,999	89,081
Diluted	94,905	93,758	92,012	91,238	89,786
BALANCE SHEET DATA:[(a)]					
Cash and cash equivalents (including restricted cash)	$ 141,083	$ 171,318	$ 113,907	$ 97,267	$ 54,312
Working capital	704,908	658,321	560,729	430,102	369,749
Total assets	2,427,585	2,290,276	2,210,218	2,167,973	1,903,829
Long-term debt (excluding current portion)[(e)]	720,187	750,669	780,706	736,944	651,556
Stockholders' equity	1,275,062	1,149,783	1,068,423	1,028,380	963,471
OTHER FINANCIAL DATA:[(a)]					
EBITDA[(f)]	$ 301,849	$ 247,564	$ 204,660	$ 205,669	$ 203,757
Net cash flows from operating activities	159,109	153,087	132,701	101,114	89,507
Net cash flows from investing activities	(152,383)	(46,802)	(76,116)	(203,517)	(449,718)
Capital expenditures[(g)]	24,648	26,222	32,423	58,749	53,179
Net cash flows from financing activities	(37,966)	(49,555)	(41,777)	145,502	276,652

The financial information above should be read in conjunction with the Notes to Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations.

(a) Omnicare, Inc. ("Omnicare" or the "Company") has had an active acquisition program in effect since 1989. See Note 2 of the Notes to Consolidated Financial Statements for information concerning these acquisitions.

(b) Included in the net income amounts are the following aftertax charges (credits) (in thousands):

	2002	2001	2000	1999	1998
Restructuring and other related charges	$14,381[(1)]	$11,374[(1)]	$17,135[(1)]	$22,698	$ 2,689
Other expense	—	2,987[(2)]	—	—	—
Acquisition expenses, pooling-of-interests	—	—	—	(376)	13,869
Total	$14,381	$14,361	$17,135	$22,322	$16,558

(1) See Note 13 of the Notes to Consolidated Financial Statements.
(2) See Note 14 of the Notes to Consolidated Financial Statements.

(c) In accordance with the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), Omnicare discontinued amortization of goodwill as of January 1, 2002. Accordingly, no goodwill amortization was recorded during the year ended December 31, 2002. Included in the net income amounts are the following aftertax goodwill amortization expense amounts (in thousands):

	2002	2001	2000	1999	1998
Goodwill amortization	$ —	$20,583	$20,582	$19,675	$13,649

(d) In accordance with the adoption of Emerging Issues Task Force ("EITF") Issue No. 01-14, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred" ("EITF No. 01-14"), Omnicare has recorded reimbursements received for "out-of-pocket" expenses on a grossed-up basis in the income statement as revenues and direct costs. EITF No. 01-14 relates solely to the Company's contract research services business. The prior year income statements have also been adjusted to reflect the impact of EITF No. 01-14, as required per U.S. Generally Accepted Accounting Principles ("GAAP").

(e) In 2001, the Company issued $375.0 million of Senior Subordinated Notes due 2011. See Note 7 of the Notes to Consolidated Financial Statements.

(f) "EBITDA" represents earnings before interest, income taxes, depreciation and amortization. Omnicare believes that certain investors find EBITDA to be a useful tool for measuring a company's ability to service its debt; however, EBITDA does not represent net cash flows from operating activities, as defined by U.S. GAAP, and should not be considered as a substitute for net income as an indicator of Omnicare's operating performance or operating cash flows as a measure of liquidity. Omnicare's calculation of EBITDA may differ from the calculation of EBITDA by others. The following is a reconciliation of the EBITDA calculation (in thousands):

	2002	2001	2000	1999	1998
Net income	$125,906	$ 74,271	$ 48,817	$ 57,721	$ 80,379
Add: Income taxes	77,145	45,514	28,706	33,950	55,487
Interest expense, net of investment income	53,535	53,709	53,164	44,634	20,255
Depreciation and amortization	45,263	74,070	73,973	69,364	47,636
EBITDA	301,849	247,564	204,660	205,669	203,757
Subtract: Income taxes	(77,145)	(45,514)	(28,706)	(33,950)	(55,487)
Interest expense, net of investment income	(53,535)	(53,709)	(53,164)	(44,634)	(20,255)
Changes in assets and liabilities, net of effects from acquisition of businesses	(67,711)	(40,860)	(43,389)	(75,298)	(60,440)
Add: Deferred tax provision	15,428	17,305	19,767	23,073	7,579
Provision for doubtful accounts	31,163	25,490	26,729	22,056	12,405
Non-cash portion of restructuring charges	9,060	2,811	6,804	4,198	1,948
Net cash flows from operating activities	$159,109	$153,087	$132,701	$101,114	$ 89,507

(g) Primarily represents the purchase of computer equipment and software, machinery and equipment, and furniture, fixtures and leasehold improvements.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

The following discussion should be read in conjunction with the consolidated financial statements, related notes and other financial information appearing elsewhere in this report. In addition, see "Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995 Regarding Forward-Looking Information."

Results of Operations

The following table presents net sales and results of operations for Omnicare, Inc. ("Omnicare" or the "Company"), for each of the years ended December 31, 2002, 2001 and 2000 (in thousands, except per share amounts). In accordance with the SEC's recent release entitled "Conditions for Use of Non-GAAP Financial Measures," the Company has disclosed in this MD&A, with the exception of earnings before interest, income taxes, depreciation and amortization ("EBITDA") (discussed below), only those measures that are in accordance with United States ("U.S.") Generally Accepted Accounting Principles ("GAAP").

	For the years ended December 31,		
	2002	2001	2000
Total net sales	$2,632,754	$2,183,036	$1,987,839
Net income	$ 125,906	$ 74,271	$ 48,817
Earnings per share:			
Basic	$ 1.34	$ 0.80	$ 0.53
Diluted	$ 1.33	$ 0.79	$ 0.53
EBITDA[(a)]	$ 301,849	$ 247,564	$ 204,660

(a) See Five-Year Summary of Selected Financial Data for a reconciliation of EBITDA to net cash flows from operating activities.

The Company believes that certain investors find EBITDA to be a useful tool for measuring a company's ability to service its debt; however, EBITDA does not represent net cash flows from operating activities, as defined by U.S. GAAP, and should not be considered as a substitute for net earnings as an indicator of the Company's operating performance or operating cash flows as a measure of liquidity. The Company's calculation of EBITDA may differ from the calculation of EBITDA by others.

The Company adopted Emerging Issues Task Force ("EITF") Issue No. 01-14, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred" ("EITF No. 01-14"), which requires that, in cases where a company acts as a principal, reimbursements received for "out-of-pocket" expenses incurred be characterized as revenue and the associated costs be included as expenses in the Company's income statement. As a result of this accounting pronouncement, which affects only the Company's Contract Research Organization ("CRO") business, CRO revenues and direct costs may fluctuate significantly based on the timing of when reimbursable expenses are incurred. EITF No. 01-14 had the effect of increasing both sales and cost of sales by $26.3 million, $23.9 million and $16.5 million pretax for the years ended December 31, 2002, 2001 and 2000, respectively. Accordingly, it had no impact on operating or net income.

Effective January 1, 2002, in accordance with U.S. GAAP, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), eliminating the amortization of goodwill related to acquisitions. Accordingly, no goodwill amortization was recorded during the 2002 year. This accounting standard would have had the effect of adding approximately $33.2 million pretax ($20.6 million aftertax, or $0.22 per diluted share) and $32.7 million pretax ($20.6 million aftertax, or $0.22 per diluted share) to net income for the years ended December 31, 2001 and 2000, respectively.

2002 vs. 2001

Consolidated

Total net sales for 2002 increased to $2,632.8 million from $2,183.0 million in 2001. Diluted earnings per share were $1.33 for the year ended December 31, 2002 versus $0.79 in 2001. Net income for 2002 was $125.9 million versus $74.3 million in 2001. EBITDA for 2002 totaled $301.8 million in comparison with $247.6 million for 2001.

Included in 2002 and 2001 were aggregate charges of $23.2 million and $18.3 million pretax, respectively ($14.4 million and $11.4 million aftertax, or $0.15 and $0.12 per diluted share, respectively), relating to the Phase II productivity and consolidation program described hereafter under "Restructuring and Other Related Charges." The charges were primarily comprised of employee severance pay, employment agreement buy-out costs, lease termination costs, the write-off of leasehold improvements and other assets, and professional fees and other facility exit costs.

Included in the 2001 results are other expense items totaling $4.8 million pretax ($3.0 million aftertax, or $0.03 per diluted share). Specifically, in early 2001, Omnicare recorded a $1.8 million pretax special charge representing a repayment to the Medicare program of overpayments made to one of the Company's pharmacy units during the period from January 1997 through April 1998. As part of its corporate compliance program, the Company learned of the overpayments, which related to Medicare Part B claims that contained documentation errors, and notified the Health Care Financing Administration (now known as the Centers for Medicare & Medicaid Services) for review and determination of the amount of overpayment. Further, the Company recorded a $3.0 million pretax special charge in mid-2001, representing a settlement in June 2001 of certain contractual issues with a customer, which issues and amount relate to prior year periods.

Pharmacy Services Segment

Omnicare's Pharmacy Services segment recorded sales of $2,467.2 million for the year ended December 31, 2002, exceeding the 2001 amount of $2,033.8 million by $433.4 million, or 21.3%. At December 31, 2002, Omnicare served long-term care facilities comprising approximately 754,000 beds as compared with approximately 662,000 beds served at December 31, 2001. The increase in beds served was a result of the acquisition of American Pharmaceutical Services, Inc. and other related entities (collectively, "APS"), as discussed below, and the efforts of the Company's National Sales & Marketing Group and pharmacy staff to develop new contracts with long-term care facilities. The increase in sales relating to the APS acquisition approximated $240 million. Additionally, Pharmacy Services sales increased due to the continued implementation and expansion of the Company's clinical and other service programs, drug price inflation, and the increased market penetration of newer drugs, which often carry higher prices but are significantly more effective in reducing overall healthcare costs than those they replace. Lower government reimbursement formulas in some states partially offset the increase in pharmacy sales. The Company estimates that drug price inflation for its highest dollar volume products in 2002 was approximately 5%.

Operating profit of the Pharmacy Services segment was $288.2 million in 2002, an $87.4 million improvement as compared with the $200.8 million earned in 2001. As a percentage of the segment's sales, operating profit was 11.7% in 2002, compared with 9.9% in 2001. The improved operating profit was primarily the result of increased sales, as discussed above, a lower operating cost structure reflecting principally the impact of the productivity and consolidation initiative started in the third quarter of 2001 (the "Phase II Program"), the overall synergies realized from the APS integration (although margins were initially unfavorably impacted early in 2002 by the addition of the lower margin APS business), the exclusion of goodwill amortization in 2002 as previously discussed (an expense that totaled $32.1 million pretax in 2001), the year-to-year $1.7 million favorable impact of restructuring charges (which totaled $6.8 million pretax in 2002 compared with $8.5 million pretax in 2001), and other expense items in 2001 totaling $4.8 million pretax. Improvement in operating performance in 2002 was also attributable to a more stable and gradually improving operating environment in the skilled nursing facility ("SNF") market, a result of enactment of the Medicare, Medicaid and SCHIP Balanced Budget Refinement Act of 1999 ("BBRA") and the Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000 ("BIPA"). However, certain payment increases provided under these acts expired on October 1, 2002 with no further action taken by Congress to date. The impact of these expirations on the Company's customers did not result in a significant impact to Omnicare in 2002. Congress may consider these funding issues in 2003, however, if no additional legislation is enacted, the loss of revenues associated with this occurrence could have an adverse effect on the financial condition of the Company's SNF clients which could, in turn, adversely affect the timing or level of their payments to Omnicare. Other healthcare funding issues remain, including pressures on federal and state Medicaid budgets due to the economic downturn which has led to decreasing reimbursement rates in certain states. While the Company has managed to adjust to these pricing pressures to date, such pressures are likely to continue or escalate if economic recovery does not emerge and there can be no assurance that such occurrence will not have an adverse impact on the Company's business.

In January 2002, Omnicare completed the acquisition of the assets comprising the pharmaceutical business of APS. The acquisition, accounted for as a purchase business combination, included cash consideration and transaction costs which aggregated approximately $114 million (including an adjustment based on the closing balance sheet review). Up to an additional $18.0 million in total deferred payments may become payable in annual increments of up to $6.0 million each, contingent upon future performance, as evaluated in the first quarter of each of the next three years.

At the time of the acquisition, APS provided professional pharmacy and related consulting services to approximately 60,000 residents of skilled nursing and assisted living facilities through its network of 32 pharmacies in 15 states, as well as respiratory and Medicare Part B services for residents of long-term care facilities. The net assets and operating results of APS have been included in the Company's financial statements beginning in the first quarter of 2002.

On January 15, 2003, Omnicare closed its $5.50 per share cash tender offer for all of the issued and outstanding shares of Class A common stock and Class B common stock of NCS HealthCare, Inc. ("NCS"). Omnicare accepted, on January 15, 2003, all validly tendered shares for payment (totaling 17,510,126 shares of Class A common stock, representing approximately 94% of the then-outstanding Class A common stock, and 5,038,996 shares of Class B common stock, representing 100% of the then-outstanding Class B common stock). Omnicare subsequently acquired the remaining shares of Class A common stock of NCS.

The acquisition of NCS, to be accounted for as a purchase business combination, included cash consideration and transaction costs of approximately $493 million. The cash consideration included the payoff of certain NCS debt totaling approximately $325.5 million, which was retired by Omnicare immediately following the acquisition. The Company financed the acquisition with available cash, working capital and borrowings under its three-year, $500.0 million revolving credit facility.

At the time of the acquisition, NCS provided professional pharmacy and related services to long-term care facilities, including skilled nursing centers and assisted living facilities comprising approximately 199,000 beds in 33 states and managed hospital pharmacies in 10 states. Omnicare expects to achieve certain economies of scale and operational efficiencies from the acquisition, while broadening Omnicare's geographical reach. The net assets and operating results of NCS will be included from the date of acquisition in the Company's financial statements beginning in the first quarter of 2003.

CRO Services Segment

Omnicare's CRO Services segment recorded revenues of $165.5 million for the year ended December 31, 2002, which were $16.2 million, or 10.9%, greater than the $149.3 million recorded in 2001. In accordance with EITF No. 01-14, the Company included $26.3 million and $23.9 million of reimbursable out-of-pockets in its CRO Services segment reported revenue and direct cost amounts for the years ended December 31, 2002 and 2001, respectively. Despite volatility in revenues in the latter half of 2002 related to client-driven delays or cancellations of certain projects, the increase in CRO Services revenue was achieved due to solid business gains arising from the efforts of the Company's integrated global selling efforts and relative stability in the overall drug research market. Higher levels of demand were recognized from both major pharmaceutical manufacturers and biotechnology companies, and the Company's expanding presence throughout the world.

Operating income in the CRO Services segment was $4.6 million in 2002 compared with $2.5 million in 2001. As a percentage of the segment's revenue, operating profit was 2.8% in 2002 compared with 1.7% in 2001. The improvement in operating performance was attributable to the favorable impact of the aforementioned increase in revenues, the realization of benefits from the Company's initiatives to integrate and streamline the organization, and the exclusion of goodwill amortization in 2002 (which totaled $1.1 million pretax in 2001). Offsetting the improvement in operating performance was the $6.6 million year-to-year impact of restructuring charges associated with the Phase II productivity and consolidation program, which totaled $16.4 million pretax in 2002 compared with $9.8 million in 2001. Backlog at December 31, 2002 was $181.6 million, representing a decrease of $13.9 million from December 31, 2001 backlog of $195.5 million due to projects moving out of backlog, as well as the cancellation of certain projects in 2002.

Consolidated

The Company's consolidated gross profit of $691.1 million increased $111.7 million in 2002 from the prior year amount of $579.4 million. Gross profit as a percentage of total net sales of 26.2% in the year ended December 31, 2002, was slightly lower than the 26.5% experienced during 2001. Positively impacting overall gross profit was the Company's purchasing leverage associated with the procurement of pharmaceuticals, due in part to efforts in integrating the APS business and benefits realized from the Company's formulary compliance program, as well as the leveraging of fixed and variable overhead costs at the Company's pharmacies through the reduced cost structure brought about by the Phase II Program. These favorable factors were offset primarily by the initial impact of the lower-margin APS business and, to a lesser extent, the previously mentioned shift in mix towards newer, branded drugs which typically produce higher gross profit, but lower gross profit margins, and the effects of lower government reimbursement formulas in some states.

Sales mix for the Company also impacts gross profit and includes primarily sales of pharmaceuticals and, to a lesser extent, contract research services, infusion therapy products and services, medical supplies, and other miscellaneous products and services. Sales of pharmaceuticals account for the majority of the Company's sales and gross profit. Contract research services and infusion therapy gross profits are typically higher than gross profits associated with sales of pharmaceuticals.

Increased leverage in purchasing favorably impacts gross profit and is primarily derived through discounts from suppliers. Leveraging of fixed and variable overhead costs primarily relates to generating higher sales volumes from pharmacy facilities with no increase in fixed costs (e.g., rent) and minimal increases in variable costs (e.g., utilities), as well as the elimination of pharmacies through the Company's productivity and consolidation initiatives, further discussed below. The Company believes it will be able to continue to leverage fixed and variable overhead costs through internal and acquired growth.

The Company is generally able to obtain price increases to cover drug price inflation. In order to enhance its gross profit margins, the Company strategically allocates its resources to those activities that will increase internal sales growth and favorably impact sales mix, or will lower costs. In addition, through the ongoing development of its pharmaceutical purchasing programs, the Company is able to obtain discounts and thereby manage its pharmaceutical costs.

Omnicare's selling, general and administrative ("operating") expenses for the year ended December 31, 2002 of $411.3 million were higher than the 2001 amount of $349.5 million, by $61.8 million, due to the overall growth of the business, including the acquisition of APS. Operating expenses as a percentage of total net sales, however, totaled 15.6% in 2002, representing a decline from the 16.0% experienced in 2001. This decline is due to the year-over-year favorable impact of the Phase II Program and the leveraging of fixed and variable overhead costs over a larger sales base in 2002 than that which existed in 2001.

Investment income for the year ended December 31, 2002 was $3.3 million, an improvement of $0.7 million over the 2001 year. Larger average invested cash balances during 2002 as compared with 2001, partially offset by the impact of lower interest rates in 2002 versus 2001, was the primary driver of the slight increase in investment income.

Interest expense during 2002 of $56.8 million was relatively consistent with the comparable prior year amount of $56.3 million.

The effective income tax rate was 38% in 2002, consistent with the prior year. The effective tax rates in 2002 and 2001 are higher than the federal statutory rate largely as a result of the combined impact of state and local income taxes, various nondeductible expenses and tax-accrual adjustments.

2001 vs. 2000

Consolidated

Total net sales for 2001 increased to $2,183.0 million from $1,987.8 million in 2000. Diluted earnings per share were $0.79 for the year ended December 31, 2001 versus $0.53 in 2000. Net income for 2001 was $74.3 million versus $48.8 million in 2000. EBITDA for 2001 was $247.6 million in comparison to $204.7 million for 2000.

Included in 2001 and 2000 were aggregate charges of $18.3 million and $27.2 million pretax ($11.4 million and $17.1 million aftertax, or $0.12 and $0.19 per diluted share, respectively) relating to certain productivity and consolidation programs described hereafter under "Restructuring and Other Related Charges." Additionally, included in the 2001 period were other expense items totaling $4.8 million pretax ($3.0 million aftertax), described in detail above.

Pharmacy Services Segment

Omnicare's Pharmacy Services segment recorded sales of $2,033.8 million for the year ended December 31, 2001, exceeding the 2000 amount of $1,858.7 million by $175.1 million, or 9.4%. The increase represents the continued internal growth of the Pharmacy Services business, due primarily to net growth in the number of nursing facility residents serviced, the expansion of clinical programs, and a favorable shift in the mix toward new, higher-priced branded pharmaceuticals. The growth in the number of residents serviced was generated through the efforts of the Company's National Sales & Marketing Group and pharmacy staff in developing new pharmacy contracts with long-term care facilities, net of the elimination of certain high credit risk or uneconomic accounts. At December 31, 2001, Omnicare served long-term care facilities comprising approximately 662,000 beds as compared with approximately 636,500 beds served at December 31, 2000, a net increase during 2001 of 25,500 beds, which was nearly five times greater than the net increase experienced during 2000. The increasing market penetration of newer drugs, which often carry higher prices but are more effective in reducing overall healthcare costs than those they replace, also served to increase Pharmacy Services sales. The Company estimates that drug price inflation for its highest dollar volume products in 2001 was 5%. The factors favorably impacting sales growth in 2001 were offset in part by a decrease of $6.2 million in infusion therapy sales as compared with 2000, a result of the decrease in the number of higher acuity patients serviced.

Operating profit of the Pharmacy Services segment was $200.8 million in 2001, a $44.2 million improvement as compared with the $156.6 million in 2000. As a percentage of the segment's sales, operating profit was 9.9% in 2001, compared to 8.4% in 2000. The improved operating profit was primarily the result of increased sales, as discussed above, the $13.1 million year-to-year favorable impact of restructuring charges associated with the productivity and consolidation programs, which totaled $8.5 million pretax in the 2001 year compared with $21.6 million pretax in 2000, and a lower operating cost structure reflecting principally the full period impact of the productivity and consolidation initiative completed in 2000 (the "Phase I Program"). Improvement in operating performance in 2001 was also attributable to a more stable and gradually improving operating environment in the skilled nursing facility market, a result of enactment of the BBRA and the BIPA. During 2001, many of the customers of the Company's Pharmacy Services segment realized the benefits of higher statutory reimbursement rates in conjunction with the implementation of the BBRA and BIPA. Offsetting the improvement in operating profit were the $4.8 million other expense items, discussed above.

CRO Services Segment

Omnicare's CRO Services segment recorded revenues of $149.3 million for the year ended December 31, 2001, which were $20.2 million, or 15.6%, greater than the $129.1 million recorded in 2000. In accordance with EITF No. 01-14, the Company included $23.9 million and $16.5 million of reimbursable out-of-pockets in its CRO Services segment reported revenue and direct cost amounts for the years ended December 31, 2001 and 2000, respectively. The increase in CRO Services revenue was due to a recovery of the drug research market, as well as the efforts of the Company's integrated global selling efforts. Higher levels of demand were recognized from both major pharmaceutical manufacturers and biotechnology companies, and the Company's growing presence in the Pacific Rim countries contributed to the revenue increase.

Operating profit of the CRO Services segment was $2.5 million in 2001 compared with $1.7 million in 2000. As a percentage of the segment's revenue, operating profit was 1.7% in 2001 compared with 1.3% in 2000. The improvement in operating performance was attributable to the favorable impact of the aforementioned increase in revenues, the overall stabilization of the drug research market following several large pharmaceutical company mergers in 2000, as well as the realization of benefits from the Company's initiatives to integrate and streamline the organization. Offsetting the improvement in operating performance was the $4.2 million impact of restructuring charges associated with the Phase I productivity and consolidation program, which totaled $9.8 million pretax in the 2001 year compared with $5.6 million pretax in 2000.

Consolidated

The Company's consolidated gross profit as a percentage of total net sales of 26.5% in the year ended December 31, 2001 improved from the rate of 26.4% experienced during 2000, and represented a year-over-year increase in gross profit of approximately $54.0 million to $579.4 million. Positively impacting overall gross profit were the Company's purchasing leverage associated with the procurement of pharmaceuticals and benefits realized from the Company's formulary compliance program, as well as the leveraging of fixed and variable overhead costs at the Company's pharmacies and the full period impact of the reduced cost structure brought about by the Phase I Program completed in 2000. These favorable factors were offset in part by the previously mentioned shift in mix towards newer, branded drugs which typically produce higher gross profit, but lower gross profit margins.

Omnicare's operating expenses for the year ended December 31, 2001 of $349.5 million were higher than the 2000 amount of $334.8 million, by $14.7 million, due to the overall growth of the business. Operating expenses as a percentage of total net sales, however, totaled 16.0% in 2001, representing a decline from the 16.8% experienced in 2000. This decline is primarily due to the full period favorable impact of the Phase I Program, which was successfully completed in late 2000, the leveraging of fixed and variable overhead costs over a larger sales base in 2001 than that which existed in 2000, and the integration and streamlining of the CRO business.

Investment income for the year ended December 31, 2001 was $2.6 million, an improvement of $0.7 million over the same period of 2000. Larger average invested cash balances during 2001 as compared to 2000 was the primary driver of the increase in investment income.

Interest expense during 2001 was $56.3 million, an increase of $1.2 million versus the comparable prior year period. This increase was largely due to the impact of an increase in amortization of debt issuance costs classified as interest expense, relating to the first quarter 2001 debt transactions, partially offset by the reduction in outstanding debt, as discussed at the "Financial Condition, Liquidity and Capital Resources" section below. Also unfavorably impacting 2001 interest expense was a marginal increase in the weighted average interest rates paid on outstanding debt brought about by the aforementioned debt transactions. These transactions converted a substantial portion of the Company's outstanding debt under revolving credit facilities, which are subject to variable rates of interest, to senior subordinated notes, which are subject to a higher, fixed rate of interest, but which also have a longer term.

The increase in the effective income tax rate to 38% in 2001 from 37% in the prior year is primarily attributable to the full utilization in 2000 of certain benefits derived from the Company's state tax planning program. While other state tax planning benefits will continue, they will be realized at a different magnitude than was the case in 2000. The effective tax rates in 2001 and 2000 are higher than the federal statutory rate largely as a result of the combined impact of various nondeductible expenses (primarily intangible asset amortization and acquisition costs), state and local income taxes and tax-accrual adjustments.

Restructuring and Other Related Charges

Phase I Program

In 2000, the Company completed its previously disclosed productivity and consolidation program (the "Phase I Program"). The Phase I Program was implemented to allow the Company to gain maximum benefit from its acquisition program and to respond to changes in the healthcare industry. As part of the Phase I Program, the roster of pharmacies and other operating locations was reconfigured through the consolidation, relocation, closure and opening of sites, resulting in a net reduction of 59 locations. The Phase I Program also resulted in the reduction of the Company's work force by 16%, or approximately 1,800 full- and part-time employees.

Details of the restructuring and other related charges relating to the Phase I productivity and consolidation program follow (in thousands):

	2000 Provision	Utilized during 2000	Balance at December 31, 2000
Restructuring charges:			
Employee severance	$ 3,296	$ (8,367)	$ 3,390
Employment agreement buy-outs	1,048	(3,735)	676
Lease terminations	1,881	(3,811)	2,593
Other assets and facility exit costs	10,627	(9,737)	2,538
Total restructuring charges	16,852	$(25,650)	$ 9,197
Other related charges	10,347		
Total restructuring and other related charges	$27,199		

	Utilized during 2001	Balance at December 31, 2001
Restructuring charges:		
Employee severance	$ (2,997)	$ 393
Employment agreement buy-outs	(676)	–
Lease terminations	(1,775)	818
Other assets and facility exit costs	(2,299)	239
Total restructuring charges	$ (7,747)	$ 1,450

	Utilized during 2002	Balance at December 31, 2002
Restructuring charges:		
Employee severance	$ (393)	$ –
Employment agreement buy-outs	–	–
Lease terminations	(246)	572
Other assets and facility exit costs	(239)	–
Total restructuring charges	$ (878)	$ 572

In connection with this program, over the 1999 and 2000 periods, Omnicare recorded a total of $62.6 million pretax ($39.8 million after taxes) for restructuring and other related charges, of which $27.2 million pretax ($17.1 million after taxes, or $0.19 per diluted share) related to the 2000 year. The restructuring charges included severance pay, the buy-out of employment agreements, the buy-out of lease obligations, the write-off of other assets (representing a project-to-date cumulative amount of $11.0 million of pretax non-cash items, through December 31, 2000) and facility exit costs. The other related charges were primarily comprised of consulting fees and duplicate costs associated with the program, as well as the write-off of certain non-core healthcare investments.

As of December 31, 2002, the Company had paid approximately $23.3 million of severance and other employee-related costs relating to the reduction of approximately 1,800 employees. The remaining liabilities at December 31, 2002 represent amounts not yet paid relating to actions taken (comprised of remaining lease payments), and will be adjusted as these matters are settled.

Phase II Program

In 2001, the Company announced the implementation of a second phase of the productivity and consolidation initiative (the "Phase II Program"). The Phase II Program, completed on September 30, 2002, further streamlined operations, increased efficiencies and helped enhance the Company's position as a high quality, cost-effective provider of pharmaceutical services. Building on the previous efforts, the Phase II Program included the merging or closing of seven pharmacy locations and the reconfiguration in size and function of an additional ten locations. The Phase II Program also included a reduction in occupied building space in certain locations and the rationalization or reduction of staffing levels in the CRO business in order to better garner the efficiencies of the integration and functional reorganization of that business. The Phase II Program encompassed a net reduction of approximately 460 employees, or about 5% of the Company's total workforce, across both the Pharmacy Services and CRO Services segments.

In connection with the Phase II Program, the Company expensed a total of $18.3 million pretax ($11.4 million aftertax, or $0.12 per diluted share) for restructuring charges during the year ended December 31, 2001. Further, approximately $23.2 million pretax ($14.4 million aftertax, or $0.15 per diluted share) was recorded during the year ended December 31, 2002, when the amounts were required to be recognized in accordance with U.S. GAAP. The restructuring charges included severance pay, the buy-out of employment agreements, the buy-out of lease obligations, the write-off of leasehold improvements and other assets, and related fees and facility exit costs.

Details of the pretax restructuring charges relating to the Phase II Program follow (in thousands):

	2001 Provision/ Accrual	Utilized during 2001	Balance at December 31, 2001
Restructuring charges:			
Employee severance	$ 4,256	$ (2,614)	$1,642
Employment agreement buy-outs	2,086	(1,578)	508
Lease terminations	2,711	(2,105)	606
Other assets, fees and facility exit costs	9,291	(6,264)	3,027
Total restructuring charges	$18,344	$(12,561)	$5,783

	2002 Provision/ Accrual	Utilized during 2002	Balance at December 31, 2002
Restructuring charges:			
Employee severance	$ 2,177	$ (2,655)	$1,164
Employment agreement buy-outs	—	(214)	294
Lease terminations	5,862	(1,846)	4,622
Other assets, fees and facility exit costs	15,156	(14,690)	3,493
Total restructuring charges	$23,195	$(19,405)	$9,573

As of December 31, 2002, the Company had paid approximately $7.1 million of severance and other employee-related costs relating to the reduction of approximately 460 employees. The remaining liabilities recorded at December 31, 2002 represent amounts not yet paid or settled relating to actions taken, and will be adjusted in future periods as these matters are finalized.

Impact of Inflation

Inflation has not materially affected Omnicare's profitability inasmuch as price increases have generally been obtained to cover inflationary drug cost increases.

Financial Condition, Liquidity and Capital Resources

Cash and cash equivalents at December 31, 2002 were $141.1 million compared with $171.3 million at December 31, 2001 (including restricted cash amounts of $3.1 million and $2.9 million, respectively). The Company generated positive cash flows from operating activities of $159.1 million during the year ended December 31, 2002 compared with net cash flows from operating activities of $153.1 million and $132.7 million during the years ended December 31, 2001 and 2000, respectively. These operating cash flows were used primarily for acquisition-related payments (further discussed below), capital expenditures, debt repayment and dividends. The increase in cash generated from operations during 2002 was driven primarily by earnings growth, as previously discussed in the "Results of Operations" section.

Net cash used in investing activities was $152.4 million, $46.8 million and $76.1 million in 2002, 2001 and 2000, respectively. Acquisitions of businesses required cash payments of $127.8 million (including amounts payable pursuant to acquisition agreements relating to pre-2002 acquisitions) in 2002, which were funded by borrowings under the Revolving Credit Facility and operating cash flows. Acquisitions of businesses during 2001 and 2000 required $20.3 million and $41.7 million, respectively, of cash payments (including amounts payable pursuant to acquisition agreements relating to pre-2001 and pre-2000 acquisitions, respectively) which were primarily funded by operating cash flows. The Company's capital requirements are primarily comprised of capital expenditures, largely relating to investments in the Company's information technology systems, and ongoing payments originating from its acquisition program. There were no material commitments and contingencies outstanding at December 31, 2002, other than the Company's cash tender offer for all of the outstanding shares of NCS and related redemption or repayment of existing NCS debt, discussed further below. Additionally, certain acquisition-related payments potentially due in the future, including deferred payments, indemnification payments and payments originating from earnout provisions (including up to an additional $18.0 million relating to APS, contingent upon performance, payable in annual increments of up to $6.0 million each as evaluated in the first quarter of each of the next three years) may become payable.

Net cash used for financing activities was $38.0 million, $49.6 million and $41.8 million in 2002, 2001 and 2000, respectively. During 2002, the Company used $120.0 million in cash generated from its operations to fully pay down the outstanding obligations under its revolving credit facility, including the $90.0 million drawn down in early 2002 in connection with the aforementioned APS acquisition.

On February 6, 2003, the Company's Board of Directors declared a quarterly cash dividend of 2.25 cents per share for an indicated annual rate of 9 cents per common share for 2003, which is consistent with annual dividends paid per common share for the 2002, 2001 and 2000 years. Aggregate dividends of $8.5 million paid during the year ended December 31, 2002 were comparable with the $8.5 million and $8.3 million paid for the years ended December 31, 2001 and 2000, respectively.

The Company's current ratio was 3.4 to 1.0 at December 31, 2002 and December 31, 2001.

Disclosures About Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

At December 31, 2002, the Company did not have any unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which might have been established for the purpose of facilitating off-balance sheet arrangements.

The following summarizes the Company's contractual obligations at December 31, 2002, and the effect such obligations are expected to have on the Company's liquidity and cash flows in future periods.

Contractual Obligations (in thousands):

	Total[1]	Less than 1 year	1-3 years[1]
Long-term debt obligations	$720,000	$ —	$ —
Capital lease obligations	297	110	187
Operating lease obligations	114,922	20,544	34,182
Total contractual cash obligations	$835,219	$20,654	$34,369

	4-5 years	After 5 years
Long-term debt obligations	$345,000	$375,000
Capital lease obligations	—	—
Operating lease obligations	37,172	23,024
Total contractual cash obligations	$382,172	$398,024

(1) In January 2003, the Company borrowed $499.0 million under the Revolving Credit Facility to finance its acquisition of NCS (see Note 19 of the Notes to Consolidated Financial Statements).

As of December 31, 2002, the Company had approximately $7.5 million outstanding relating to standby letters of credit, substantially all of which are subject to automatic annual renewals.

In March 2001, the Company completed the issuance, at par value, of $375.0 million of 8.125% senior subordinated notes (the "Senior Notes"), due 2011. The Senior Notes were subsequently exchanged for replacement notes with identical terms, which were registered with the Securities and Exchange Commission. Concurrent with the issuance of the Senior Notes, the Company entered into a new three-year syndicated $495.0 million revolving line of credit facility (the "Revolving Credit Facility"). Subsequent to the closing of the Revolving Credit Facility, the Company received commitments from additional financial institutions that allowed the Company to increase the size of the Revolving Credit Facility to $500.0 million. Net proceeds from the Senior Notes of approximately $365.0 million and borrowings under the new Revolving Credit Facility of approximately $70.0 million were used to repay outstanding indebtedness under the Company's former revolving credit facilities, which totaled $435.0 million at December 31, 2000, and such former facilities were terminated. Borrowings under the Revolving Credit Facility bear interest, at the Company's option, at a rate equal to either: (i) London Inter-bank Offerer Rate ("LIBOR") plus a margin that varies depending on certain ratings on the Company's long-term debt; or (ii) the higher of (a) the prime rate or (b) the sum of the federal funds rate plus 0.50%. The margin was 1.375% at December 31, 2002. Additionally, the Company is charged a commitment fee on the unused portion of the Revolving Credit Facility, which also varies depending on such ratings. At December 31, 2002, the commitment fee was 0.375%. The Revolving Credit Facility had no outstanding loans, and $499.0 million of available funds, at December 31, 2002.

In December 1997, the Company issued $345.0 million of 5.0% convertible subordinated debentures (the "Debentures"), due 2007. The Debentures are convertible into common stock at any time after March 4, 1998 at the option of the holder at a price of $39.60 per share.

The Revolving Credit Facility, the Debentures and the Senior Notes contain representations and warranties, covenants and events of default customary for such facilities. Interest rates charged on borrowings outstanding under the Revolving Credit Facility are based on prevailing market rates as discussed in the following section.

On January 15, 2003, Omnicare closed its $5.50 per share cash tender offer for all of the issued and outstanding shares of Class A common stock and Class B common stock of NCS. Omnicare accepted all validly-tendered shares for payment on January 15, 2003. Omnicare subsequently acquired the remaining shares of Class A common stock of NCS.

The acquisition of NCS, to be accounted for as a purchase business combination, included cash consideration and transaction costs of approximately $493 million. The cash consideration included the payoff of certain NCS debt totaling approximately $325.5 million, which was retired by Omnicare immediately following the acquisition. The Company financed the acquisition with available cash, working capital and borrowings under its three-year, $500.0 million revolving credit facility.

The Company believes that net cash flows from operating activities, credit facilities and other short- and long-term debt financings, if any, will be sufficient to satisfy its future working capital, acquisition contingency commitments, capital expenditures, debt servicing and other financing requirements for the foreseeable future. The Company is evaluating its capital requirements and considering financing alternatives to restructure currently outstanding borrowings over a longer term. The Company may, in the future, refinance its indebtedness, issue additional indebtedness, or issue additional equity as deemed appropriate. The Company believes that, if needed, these additional external sources of financing are readily available.

Quantitative and Qualitative Disclosures about Market Risk

Omnicare's primary market risk exposure relates to interest rate risk exposure through its borrowings. The Company's debt obligations at December 31, 2002 include $345.0 million outstanding under 5.0% fixed rate Debentures, due 2007, and $375.0 million outstanding under its 8.125% fixed rate Senior Notes, due 2011. At December 31, 2002, the approximate fair value of Omnicare's Debentures and Senior Notes was $329.0 million and $401.3 million, respectively. As previously mentioned, there were no outstanding loans under the Company's three-year, $500.0 million variable-rate Revolving Credit Facility at December 31, 2002.

The Company has operations and revenue that occur outside of the U.S. and transactions that are settled in currencies other than the U.S. dollar, exposing it to market risk related to changes in foreign currency exchange rates. However, the substantial portion of the Company's operations and revenues and the substantial portion of the Company's cash settlements are exchanged in U.S. dollars. Therefore, changes in foreign currency exchange rates do not represent a substantial market risk exposure to the Company.

The Company does not have any financial instruments held for trading purposes, and does not hedge any of its market risks with derivative instruments.

Critical Accounting Policies

The preparation of the Company's financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingencies. On an on-going basis, the Company evaluates the estimates used, including those related to bad debts, contractual allowances, inventory valuation, impairment of goodwill, restructuring accruals, income taxes, pension obligations and other operating allowances and accruals. Management bases its estimates on historical experience, current conditions and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies involve more significant judgments and estimates used in the preparation of the consolidated financial statements.

Revenue Recognition

Pharmacy Services

Revenue is recognized when products or services are delivered or provided to the customer. A significant portion of the Company's revenues from sales of pharmaceutical and medical products is reimbursable from state Medicaid and, to a lesser extent, the federal Medicare programs. The Company monitors its revenues and receivables from these reimbursement sources, as well as other third-party insurance payors, and records an estimated contractual allowance for certain sales and receivable balances. Accordingly, the total net sales and receivables reported in the Company's financial statements are recorded at the amount ultimately expected to be received from these payors. Contractual allowances are adjusted to actual as cash is received and claims are settled. The Company evaluates several criteria in developing the estimated contractual allowances on a monthly basis, including historical trends based on actual claims paid, current contract and reimbursement terms and changes in customer base and payor/product mix.

Contract Research Services

A portion of the Company's revenues are earned by performing services under contracts with various pharmaceutical, biotechnology, medical device and diagnostics companies, based on contract terms. Most of the contracts provide for services to be performed on a units of service basis. These contracts specifically identify the units of service and unit pricing. Under these contracts, revenue is generally recognized upon completion of the units of service, unless the units of service are performed over an extended period of time. For extended units of service, revenue is recognized based on labor hours expended as a percentage of total labor hours expected to be expended. For time-and-materials contracts, revenue is recognized at contractual hourly rates, and for fixed-price contracts revenue is recognized using a method similar to that used for extended units of service. The Company's contracts provide for price renegotiations upon scope of work changes. The Company recognizes revenue related to these scope changes when underlying services are performed and realization is assured. In a number of cases, clients are required to make termination payments in addition to payments for services already rendered. Any anticipated losses resulting from contract performance are charged to earnings in the period identified. Billings and payments are specified in each contract. Revenue recognized in excess of billings is classified as unbilled receivables, while billings in excess of revenue are classified as deferred revenue on the accompanying balance sheets. In accordance with EITF No. 01-14, the Company has recorded reimbursements received for "out-of-pocket" expenses on a grossed-up basis in the income statement as revenues and expenses, and has adjusted the prior year income statements to reflect the impact of EITF No. 01-14.

Allowance for Doubtful Accounts

The Company establishes the allowance for doubtful accounts based on historical credit losses and specifically identified credit risks. Management reviews this allowance on an ongoing basis for appropriateness. Factors considered in determining the adequacy of the allowance include current and expected economic conditions and each customer's payment history and creditworthiness. Judgment is used to assess the collectibility of account balances, and the creditworthiness of a customer. Given the Company's experience, management believes that the reserves for potential losses are adequate, but if one or more of the Company's larger customers were to default on its obligations, the Company could be exposed to losses in excess of the provisions established. If economic conditions worsen, impacting the Company's customers' ability to pay, management may adjust the allowance for doubtful accounts.

Inventories

The Company maintains inventory at lower of cost or market, with cost determined on the basis of the first-in, first-out method. There are no significant obsolescence reserves recorded since the Company has not historically experienced (nor does it expect to experience) significant levels of inventory write-offs.

Omnicare uses a periodic inventory system. Physical inventories are typically performed on a monthly basis at all pharmacy sites, and in all cases at least once a quarter. Cost of goods sold is recorded based on the actual results of the physical inventory counts, and is estimated during those circumstances when a physical inventory is not performed in a particular month. The Company evaluates various criteria in developing estimated cost of goods sold during non-inventory months, including the historical cost of goods sold trends based on prior physical inventory results; a review of cost of goods sold information reflecting current customer contract terms; and consideration and analysis of changes in customer base, product mix, payor mix, state Medicaid and third-party insurance reimbursement levels or other issues that may impact cost of goods sold. Actual cost of goods sold have not varied significantly from estimated amounts in non-inventory months.

Goodwill

SFAS 142 requires that goodwill and other indefinite lived intangible assets be reviewed for impairment using a fair value based approach upon adoption and at least annually thereafter. SFAS 142 requires the Company to assess whether there is an indication that goodwill is impaired, and requires goodwill to be tested between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company's assessments to date have indicated that goodwill has not been impaired. Events may occur in the future which could result in an impairment of the Company's goodwill, and any resulting impairment charge could be material to the Company's financial position, results of operations or cash flows.

The assessment of goodwill impairment requires estimates of future cash flows. To the extent the carrying value of the assets exceed their fair value, an impairment loss would be recorded. Changes in these estimates of future cash flows due to unforeseen events could affect the outcome of the Company's impairment analysis.

Restructuring Programs

The Company has recorded accruals in connection with its restructuring programs, primarily for facility exit costs and involuntary termination benefits. The accruals were established based on management's best estimate of the costs to be incurred, timing of payments and employee retention rates. Changes in these estimates or actual results could require the Company to make adjustments to the recorded accruals. Management reviews these accruals on an on-going basis for appropriateness.

Employee Benefit Plans

For certain of its employee benefit plans, the Company estimates the expected return on plan assets, discount rate, rate of compensation increase and future healthcare costs, among other items, and relies on actuarial estimates, to assess the future potential liability and funding requirements. These estimates, if assessed differently, could have an impact on the Company's consolidated financial position, results of operations or cash flows. However, a 1% change in the discount rate used to calculate the Company's pension obligations would not have a material impact to the Company's operating results.

Income Taxes

The Company estimates its tax liabilities based on current tax laws in the statutory jurisdictions in which it operates. These estimates include judgments about deferred tax assets and liabilities resulting from temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, as well as about the realization of deferred tax assets. If the provisions for current or deferred taxes are not adequate, if the Company is unable to realize certain deferred tax assets or if the tax laws change unfavorably, the Company could experience potential losses. Likewise, if provisions for current and deferred taxes are in excess of those eventually needed, if the Company is able to realize additional deferred tax assets or if tax laws change favorably, the Company could experience potential gains.

Recently Issued Accounting Standards

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement updates, clarifies and simplifies existing accounting pronouncements. This Statement is effective for the Company beginning January 1, 2003. The adoption of the standard did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an on-going benefit arrangement or an individual deferred-compensation contract. SFAS 146 supersedes EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" and requires liabilities associated with exit and disposal activities to be expensed as incurred rather than at the date of the commitment to an exit or disposal plan. SFAS 146 is effective for exit or disposal activities of the Company that are initiated after December 31, 2002.

In October 2002, the FASB issued SFAS No. 147, "Acquisition of Certain Financial Institutions," which is not applicable to the Company.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of SFAS 123" ("SFAS 148"). While limited in scope, SFAS 148 provides additional transition guidance for those entities that elect to voluntarily adopt the accounting provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The standard is intended to encourage the adoption of the provisions of SFAS 123 by providing three transitional implementation methodologies. Even for those companies choosing not to adopt the provisions of SFAS 123, SFAS 148 includes new disclosure requirements related to a company's issuance of stock compensation. The transition and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002. The new interim disclosure provisions are effective for the first interim period beginning after December 15, 2002. The disclosure provisions of SFAS 148 have been incorporated into the notes to consolidated financial statements and Omnicare currently intends to continue accounting for stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations, as permitted by U.S. GAAP.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which expands previously issued accounting guidance and disclosure requirements for certain guarantees. FIN 45 requires Omnicare to recognize an initial liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability will be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure provisions of FIN 45 have been incorporated into the notes to consolidated financial statements, and its implementation has not had a material impact on the Company's financial position, results of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which is not applicable to the Company.

Outlook

The Company derives approximately one-half of its revenues directly from government sources, principally state Medicaid and to a lesser extent federal Medicare programs, and one-half from the private sector (including individual residents, third-party insurers and SNFs).

In recent years, Congress has passed a number of federal laws that have effected major changes in the healthcare system. The Balanced Budget Act of 1997 (the "BBA") sought to achieve a balanced federal budget by, among other things, changing the reimbursement policies applicable to various healthcare providers. In a significant change for the SNF industry, the BBA provided for the introduction in 1998 of the prospective payment system ("PPS") for Medicare-eligible residents of SNFs. Prior to PPS, SNFs under Medicare received cost-based reimbursement. Under PPS, Medicare pays SNFs a fixed fee per patient per day based upon the acuity level of the resident, covering substantially all items and services furnished during a Medicare-covered stay, including pharmacy services. PPS resulted in a significant reduction of reimbursement to SNFs. Admissions of Medicare residents, particularly those requiring complex care, declined in many SNFs due to concerns relating to the adequacy of reimbursement under PPS. This caused a weakness in Medicare census leading to a significant reduction of overall occupancy in the SNFs the Company serves. This decline in occupancy and acuity levels adversely impacted Omnicare's results beginning in 1999, as the Company experienced lower utilization of Omnicare services, coupled with PPS-related pricing pressure from Omnicare's SNF customers. In 1999 and 2000, Congress sought to restore some of the reductions in reimbursement resulting from PPS. A BBRA provision (subsequently modified by BIPA) gave SNFs a temporary rate increase for certain specific high-acuity patients beginning April 1, 2000, and ending when the Centers for Medicare & Medicaid Services ("CMS") implements a refined patient classification system under PPS. CMS did not implement such refinements in fiscal year 2003, and the Bush Administration has indicated that the refinements also will not be implemented in fiscal year 2004, thus continuing the additional rate increases currently in place for certain high-acuity patients. BBRA also included an overall 4% across the board increase in payments otherwise determined under the BBA for all patients for federal fiscal years 2001 and 2002. In 2000, BIPA further increased reimbursement by means of a temporary 16.66% across the board increase in the nursing component of the federal rate for all patients for services furnished before October 1, 2002, and for fiscal year 2001, a 3.16% rate increase for all patients. These provisions of the BBRA and BIPA helped to improve the financial condition of SNFs, motivated them to increase admissions, particularly of higher acuity residents, and stabilized the unfavorable operating trends attributable to PPS. However, as noted, certain of the increases in Medicare reimbursement for SNFs provided for under the BBRA and the BIPA expired on October 1, 2002 with no further action taken by Congress. Congress may consider these funding issues in 2003. If no legislation is enacted, the loss of revenues associated with this occurrence could have an adverse effect on the financial condition of the Company's SNF customers which, in turn, could adversely affect the timing or level of their payments to Omnicare. While it is hoped that Congress will restore some or all of these reimbursement amounts, no assurances can be given as to whether Congress will take such action in 2003.

Looking beyond the stabilization of Medicare funding for skilled nursing facilities, other key healthcare funding issues remain, including the pressures on federal and state Medicaid budgets arising from the economic downturn which has led to decreasing reimbursement rates in certain states. While the Company has managed to adjust to these pricing pressures to date, such pressures are likely to continue or escalate if economic recovery does not emerge and there can be no assurance that such occurrence will not have an adverse impact on the Company's business. Longer term, funding for federal and state healthcare programs must consider the aging of the population and the growth in enrollees as eligibility is expanded; the escalation in drug costs owing to higher drug utilization among seniors and the introduction of new, more efficacious but also more expensive medications; the implementation of a Medicare drug benefit for seniors; and the long-term financing of the entire Medicare program. Given competing national priorities, it remains difficult to predict the outcome and impact on the Company of any changes in healthcare policy relating to the future funding of the Medicare and Medicaid programs.

Demographic trends indicate that demand for long-term care will increase well into the middle of this century as the elderly population grows significantly. Moreover, those over 65 consume a disproportionately high level of healthcare services when compared with the under 65 population. There is widespread consensus that appropriate pharmaceutical care is generally considered the most cost-effective form of treatment for the chronic ailments afflicting the elderly and also one which is able to improve the quality of life. Further, the pace and quality of new drug development is yielding many promising new drugs targeted at the diseases of the elderly. These new drugs may be more expensive than older, less effective drug therapies due to rising research costs. However, they are significantly more effective in curing or ameliorating illness and in lowering overall healthcare costs by reducing among other things, hospitalizations, physician visits, nursing time and lab tests. These trends not only support long-term growth for the geriatric pharmaceutical industry but also containment of healthcare costs and the well-being of the nation's growing elderly population.

In order to fund this growing demand, the Company anticipates that the government and the private sector will continue to review, assess and possibly alter healthcare delivery systems and payment methodologies. While it is not possible to predict the effect of any further initiatives on Omnicare's business, management believes that the Company's expertise in geriatric pharmaceutical care and pharmaceutical cost management position Omnicare to help meet the challenges of today's healthcare environment. Further, while volatility can occur from time to time in the contract research business owing to factors such as the success or failure of its clients' compounds, the timing or budgetary constraints of its clients, or consolidation in the pharmaceutical industry, new drug discovery remains an important priority of pharmaceutical manufacturers that will be enhanced by the advances in science such as the mapping of the human genome. Pharmaceutical manufacturers, in order to optimize their research and development efforts, will continue to turn to contract research organizations to assist them in accelerating drug research development and commercialization.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995 Regarding Forward-Looking Information

In addition to historical information, this report contains certain statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include all statements regarding the intent, belief or current expectations regarding the matters discussed or incorporated by reference in this document (including statements as to "beliefs," "expectations," "anticipations," "intentions" or similar words) and all statements which are not statements of historical fact.

These forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors that could cause results, performance or achievements to differ materially from those stated. These forward-looking statements and trends include those relating to expectations concerning Omnicare's financial performance; internal growth trends; growth in beds served; new contract development; expansion of clinical and other service programs; increased market penetration of newer drugs; trends concerning government reimbursement; trends concerning drug price inflation; the impact of Omnicare's productivity, consolidation and integration programs; expected benefits from acquisitions, including NCS and APS; the operating environment in the skilled nursing facility and drug research markets; the impact of legislation, including legislation related to reimbursement rates; expectations concerning Medicare reimbursement trends and Congressional action with respect thereto; the impact of healthcare funding issues including pricing pressures; the impact of the CRO's global selling efforts; the impact of higher demand for CRO services from pharmaceutical manufacturers and biotechnology companies; the impact of worldwide CRO expansion; trends concerning the commencement, continuation or cancellation of CRO projects and backlog; purchasing leverage; the impact of Omnicare's formulary compliance program; the impact of leveraging of costs and trends concerning the continuation thereof; the ability to obtain price increases; the ability to allocate resources in order to enhance gross profit margins; the impact of pharmaceutical purchasing programs; the adequacy and availability of Omnicare's sources of liquidity and capital; expectations concerning future financing or refinancing of debt or equity; the adequacy of Omnicare's allowance for doubtful accounts; the impact of PPS on SNFs and Omnicare; trends concerning the acuity of patients served; trends concerning SNF occupancy levels; the impact of demographic trends; the impact of new drug development; opportunities to contain healthcare costs while ensuring the well-being of the elderly population; and developments concerning future healthcare delivery systems and payment methodologies. Such risks, uncertainties, contingencies, assumptions and other factors, many of which are beyond Omnicare's control, include without limitation: overall economic, financial and business conditions; trends for the continued growth of Omnicare's business; the ability to implement productivity, consolidation, integration and cost reduction efforts and to realize related anticipated benefits; the impact and pace of pharmaceutical price increases; delays and further reductions in reimbursement by the government and other payors to Omnicare and its customers as a result of pressure on federal and state budgets due to the continuing economic downturn and other factors; the overall financial condition of Omnicare's customers; the ability to assess and react to the financial condition of customers; the ability of vendors and business partners to continue to provide products and services to Omnicare; the continued successful integration of the CRO business and acquired companies, including APS and NCS, and the ability to realize anticipated revenues, economies of scale, cost synergies and profitability; the continued availability of suitable acquisition candidates; pricing and other competitive factors in Omnicare's industry; increases or decreases in reimbursement; the effect of new government regulations, executive orders and/or legislative initiatives, including those relating to reimbursement and drug pricing policies, and changes in the interpretation and application of these policies; government budgetary pressures and shifting priorities; efforts by payors to control costs; the outcome of litigation; Omnicare's failure to obtain or maintain required regulatory approvals or licenses; the failure of the long-term care facilities Omnicare serves to maintain required regulatory approvals; loss or delay of CRO contracts for regulatory or other reasons; the ability of CRO projects to produce revenues in future periods; the ability to attract and retain needed management; the impact and pace of technological advances; the ability to obtain or maintain rights to data, technology and other intellectual property; the impact of consolidation in the pharmaceutical and long-term care industries; volatility in the market for Omnicare's stock and in the financial markets generally; changes in international economic and political conditions and currency fluctuations between the U.S. dollar and other currencies; access to capital and financing; the demand for Omnicare's products and services; variations in costs or expenses; the ability to continue to leverage costs through growth; changes in tax law and regulation; and changes in accounting rules and standards.

Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, Omnicare's actual results, performance or achievements could differ materially from those expressed in, or implied by, such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date thereof. Except as otherwise required by law, Omnicare does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Board of Directors

Edward L. Hutton
Chairman of Omnicare, Inc.
Chairman of Chemed Corporation

Joel F. Gemunder
President and Chief Executive Officer of Omnicare, Inc.

Timothy E. Bien, R.Ph., FASCP*
Senior Vice President –
Professional Services and Purchasing of Omnicare, Inc.

Charles H. Erhart, Jr.
Retired President of W.R. Grace & Co.

David W. Froesel, Jr.
Senior Vice President and Chief Financial Officer
of Omnicare, Inc.

Cheryl D. Hodges
Senior Vice President and Secretary of Omnicare, Inc.

Patrick E. Keefe
Executive Vice President – Operations of Omnicare, Inc.

Sandra E. Laney
Chairman and Chief Executive Officer
of Cadre Computer Resources Co.

Andrea R. Lindell, DNSc, RN
Dean and Professor in the College of Nursing
and Associate Senior Vice President and Vice-Provost
for the Medical Center at the University of Cincinnati

Sheldon Margen, M.D.
Professor Emeritus in the School of Public Health
University of California, Berkeley

Kevin J. McNamara
President and Chief Executive Officer
of Chemed Corporation

John H. Timoney
Retired Senior Vice President
of Applied Bioscience International, Inc.

*Fellow of the American Society of Consultant Pharmacists

Corporate Officers

Edward L. Hutton
Chairman

Joel F. Gemunder
President and Chief Executive Officer

Patrick E. Keefe
Executive Vice President – Operations

Timothy E. Bien, R.Ph., FASCP*
Senior Vice President – Professional Services and Purchasing

Jack M. Clark, Jr.
Senior Vice President – Sales and Marketing

David W. Froesel, Jr.
Senior Vice President and Chief Financial Officer

Cheryl D. Hodges
Senior Vice President and Secretary

Bradley S. Abbott
Vice President and Controller

Robert E. Dries
Vice President – Internal Audit

W. Gary Erwin, Pharm.D., FASCP*
Vice President – Health Systems Programs and
President, Omnicare Senior Health Outcomes

Tracy Finn
Vice President – Strategic Planning and Development

D. Michael Laney
Vice President – Management Information Systems

Peter Laterza
Vice President and General Counsel

Thomas W. Ludeke
Vice President and President of Accu-Med Services, Inc.

Daniel J. Maloney, R.Ph.
Vice President – Purchasing

Thomas R. Marsh
Vice President – Financial Services and Treasurer

David Morra
Vice President and Chief Executive Officer
of Omnicare Clinical Research

Regis T. Robbins
Vice President – Analysis and Controls

Timothy L. Vordenbaumen, Sr., R.Ph.
Vice President – Government Affairs

William A. Fitzpatrick, R.Ph.
Corporate Compliance Officer

*Fellow of the American Society of Consultant Pharmacists

Operating Management

Omnicare Senior Pharmacy Services

Vice Presidents – Pharmacy Operations Group

James E. Cialdini

Denis R. Holmes

Thomas L. Jordan, *Respiratory Services*

Mark E. Sechrist, *Dialysis Services*

Vice President – Professional Services Group

Lisa R. Welford, R.Ph., FASCP*, *Clinical Operations*

Senior Regional Vice Presidents – Pharmacy Operations

Gary W. Kadlec, R.Ph., FASCP*
Great Lakes/Great Plains Regions

Jeffrey M. Stamps, R.Ph., FASCP*
Eastern Region

Regional Vice Presidents – Pharmacy Operations

Michael J. Arnold, R.Ph.
South Central Region

Joseph L. Dupuy, R.Ph., FASCP*
Southern Region

A. Samuel Enloe, R.Ph.
Midwest/Gateway Region

Stephen J. Garner
Northwest Region

Thomas A. Schleigh, Jr., R.Ph.
Southwest Region

Rolf K. Schrader, R.Ph., FASCP*
Northern/Central Ohio

David H. West
Florida

Omnicare Clinical Research

David Morra
Chief Executive Officer

Kevin D. Duffy
Senior Vice President – Global Marketing
and Business Development

Dale B. Evans, Ph.D.
President, PeriApproval and Geriatric Clinical Studies

David Ginsberg, D.O.
Chief Medical Officer

Ronald L. Greenspan
Chief Financial Officer

Benoit Martin
President – International

Leonard F. Stigliano
President – Global Operations

Omnicare Senior Health Outcomes

W. Gary Erwin, Pharm.D., FASCP*
President

Data Management Group

Thomas W. Ludeke
President, Accu-Med Services, Inc.

Corporate and Investor Information

Corporate Offices
Omnicare, Inc.
1600 RiverCenter II
100 East RiverCenter Boulevard
Covington, Kentucky 41011
(859) 392-3300
(859) 392-3333 FAX
www.omnicare.com

Transfer Agent and Registrar
EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, Rhode Island 02940-3069
(800) 317-4445
Hearing Impaired TDD: (800) 952-9245
www.equiserve.com

5.0% Convertible Subordinated Debentures Trustee/Registrar
Bank One Trust Company, N.A.
Corporate Trust Services
11 Polaris Parkway
Suite 1K
Columbus, Ohio 43240

8.125% Senior Subordinated Notes Trustee/Registrar
SunTrust Bank
Corporate Trust Division
424 Church Street
6th Floor
Nashville, Tennessee 37219

Independent Accountants
PricewaterhouseCoopers LLP
Chicago, Illinois

Form 10-K
Copies of Omnicare's Annual Report on Form 10-K (Form 10-K) filed with the Securities and Exchange Commission are available without charge. Direct your request to the Investor Relations Department at (859) 392-3331 or via e-mail to investor_relations@omnicare.com. The Form 10-K is also available on Omnicare's Web site at www.omnicare.com.

Stockholders of Record
The number of holders of record of Omnicare common stock was 2,417 on December 31, 2002, and 2,471 on December 31, 2001. These totals exclude shares held under beneficial ownership in nominee name or within clearinghouse positions of brokerage firms and banks.

Dividend Reinvestment Plan
Omnicare's Dividend Reinvestment Plan is a convenient way for stockholders to increase their investment in the Company. This Plan enables stockholders to reinvest dividends and make voluntary cash contributions on a monthly basis for additional share purchases, free of charge. For more information about the Plan, please contact the Investor Relations Department at (859) 392-3331 or EquiServe Trust Company at (800) 317-4445 or www.equiserve.com.

Annual Meeting
The Annual Meeting of Stockholders of Omnicare, Inc. will be held at 10:00 a.m. on Monday, May 19, 2003, at the Northern Kentucky Convention Center, One W. RiverCenter Boulevard, Covington, Kentucky.

Stockholder Inquiries
Questions concerning Omnicare's operations and financial results should be directed to the Investor Relations Department at (859) 392-3331 or via e-mail to investor_relations@omnicare.com.

Requests for annual reports, press releases and other published information should be directed to (800) DIAL-OCR (800 / 342-5627) or via e-mail to investor_relations@omnicare.com. These documents can also be obtained on Omnicare's Web site at www.omnicare.com.

For changes of address or information concerning transfer of stock, dividends or lost stock certificates, stockholders should contact EquiServe Trust Company at (800) 317-4445. The deaf and hearing impaired may call (800) 952-9245.

Stock Listing
Omnicare's common stock is listed on the New York Stock Exchange under the symbol OCR.

Price Range of Common Stock
The table below shows the quarterly high and low closing prices and quarter-end closing prices of Omnicare's common stock in 2002 and 2001:

	2002			2001		
	High	**Low**	**Close**	High	Low	Close
First Quarter	**$25.89**	**$20.85**	**$25.89**	$22.99	$17.75	$21.45
Second Quarter	**$28.35**	**$23.84**	**$26.26**	$22.65	$18.75	$20.20
Third Quarter	**$25.44**	**$18.41**	**$21.12**	$26.00	$19.00	$21.83
Fourth Quarter	**$24.22**	**$19.52**	**$23.83**	$25.01	$18.30	$24.88



Omnicare, Inc.
1600 RiverCenter II
100 East RiverCenter Boulevard
Covington, Kentucky 41011
(859) 392-3300
www.omnicare.com